UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 15, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
(“Harmony” or “company”)    CONSTITUENT OF THE FTSE/JSE AFRICA TOP 40 INDEX*

FY20 RESULTS for the year ended 30 June 2020
Note: these results are provisional and Harmony's full and final annual results will be available towards the end of October 2020.
HIGHLIGHTS – FINANCIAL YEAR 2020 ("FY20") VS FINANCIAL YEAR 2019 ("FY19")

Responsible stewardship	Operational excellence	Cash certainty	Effective capital allocation
• Agile COVID-19 response and measures implemented embed our commitment to the “S” in ESG**
• Improved scores as a FTSE4Good constituent for 2020
• Included in the Bloomberg Gender Equality Index (GEI) 2020 for a second consecutive year
	• 9% increase in production profit • Higher underground recovered grade of 5.72g/t mined in Q4 of FY20 • Better than expected production performance in Q4 of FY20	• 85% increase in operating free cash flow margin • 25.4% increase in gold price received	• Successful capital raise for the Mponeng and Mine Waste Solutions acquisition • Pipeline of organic projects
* As from 18 September 2020
**ESG = Environmental, Social and Governance
OPERATING RESULTS

		12 months ended 30 June 2020	12 months ended 30 June 2019	% Change
Gold produced	kg	37 863	44 734	(15)
	oz	1 217 323	1 438 231	(15)
Underground grade	g/t	5.45	5.59	(3)
Gold price received	R/kg	735 569	586 653	25
	US$/oz	1 461	1 287	14
Cash operating costs	R/kg	553 513	439 722	(26)
	US$/oz	1 099	965	(14)
Total costs and capital	R/kg	647 364	544 487	(19)
	US$/oz	1 286	1 194	(8)
All-in sustaining costs	R/kg	651 356	550 005	(18)
	US$/oz	1 293	1 207	(7)
Production profit	R million	7 197	6 588	9
	US$ million	459	465	(1)
Exchange rate	R:US$	15.66	14.18	10
FINANCIAL RESULTS

		12 months ended 30 June 2020	12 months ended 30 June 2019	% Change
Basic loss per share	SA cents	(164)	(498)	67
	US cents	(10)	(35)	71
Headline earnings/(loss)	R million	(828)	1 067	(178)
	US$ million	(53)	75	(171)
Headline earnings/(loss) per share	SA cents	(154)	204	(175)
	US cents	(10)	14	(171)
Please refer to our website for the full results presentation: https://www.harmony.co.za/invest/presentations/2020

CONTENTS

PAGE
2	Shareholder information
3	Forward-looking statements
3	Competent person's declaration
4	Message from the chief executive officer
8	Summary update of Harmony's mineral resources and mineral reserves
12	Operating results – year on year (Rand/Metric)
14	Operating results – year on year (US$/Imperial)
16	Review report from external auditor
17	Condensed consolidated income statement (Rand)
18	Condensed consolidated statement of comprehensive income (Rand)
18	Condensed consolidated statement of changes in equity (Rand)
19	Condensed consolidated balance sheet (Rand)
20	Condensed consolidated cash flow statement (Rand)
21	Notes to the condensed consolidated financial statements
44	Segment report (Rand/Metric)
45	Condensed consolidated income statement (US$)
46	Condensed consolidated statement of comprehensive income (US$)
46	Condensed consolidated statement of changes in equity (US$)
47	Condensed consolidated balance sheet (US$)
48	Condensed consolidated cash flow statement (US$)
49	Segment report (US$/Imperial)
50	Development results – Metric and Imperial
IBC	Directorate and administration

SHAREHOLDER INFORMATION

Issued ordinary share capital 30 June 2020	603 142 706
Issued ordinary share capital 30 June 2019	539 841 195
MARKET CAPITALISATION
As at 30 June 2020 (ZARm)	43 342
As at 30 June 2020 (US$m)	2 494
As at 30 June 2019 (ZARm)	17 135
As at 30 June 2019 (US$m)	1 215
HARMONY ORDINARY SHARES AND ADR PRICES
12-month high (1 July 2019 – 30 June 2020) for ordinary shares (ZAR)	73.69
12-month low (1 July 2019 – 30 June 2020) for ordinary shares (ZAR)	30.31
12-month high (1 July 2019 – 30 June 2020) for ADRs (US$)	4.21
12-month low (1 July 2019 – 30 June 2020) for ADRs (US$)	1.93
FREE FLOAT	85%
American Depositary Receipt ("ADR") RATIO	1:1
JSE LIMITED	HAR
Range for the year (1 July 2019 – 30 June 2020 closing prices)	R30.31 – R73.69
Average daily volume for the year (1 July 2019 – 30 June 2020)	3 203 868
Range for the previous year (1 July 2018 – 30 June 2019 closing prices)	R21.14 – R31.74
Average daily volume for the year (1 July 2018 – 30 June 2019)	1 954 268
NEW YORK STOCK EXCHANGE	HMY
Range for the year (1 July 2019 – 30 June 2020 closing prices)	US$1.93 – US$4.21
Average daily volume for the year (1 July 2019 – 30 June 2020)	7 937 641
Range for the previous year (1 July 2018 – 30 June 2019 closing prices)	US$1.62 – US$2.27
Average daily volume for the year (1 July 2018 – 30 June 2019)	3 715 154
INVESTORS' CALENDAR
Annual General Meeting	20 November 2020
Post year-end: Included in the FTSE/JSE Africa TOP 40 Index

FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this report and the exhibits, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere (including as a result of the coronavirus disease ("COVID-19" or "pandemic"); estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves; statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health and safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates; any further downgrade of South Africa’s credit rating; currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.
For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report and Form 20-F, which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive.

COMPETENT PERSON'S DECLARATION
Harmony Gold Mining Company Limited’s statement of mineral resources and mineral reserves as at 30 June 2020 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves ("SAMREC"). It should be noted that the mineral resources are reported inclusive of the mineral reserves.
In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility as competent person for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Mineral resources and mineral reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr.Sci.Nat, MSAIMM, MGSSA, who has 25 years’ relevant experience and is registered with the South African Council for Natural Scientific Professions ("SACNASP"), a member of the South African Institute of Mining and Metallurgy ("SAIMM") and a member of the Geological Society of South Africa ("GSSA").
Mr Boshoff is Harmony's Lead Competent Person.

Jaco Boshoff
Physical address:	Postal address:
Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa	PO Box 2 Randfontein 1760 South Africa
Mineral resources and mineral reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 31 years’ relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Greg Job
Physical address:	Postal address:
Level 2, 189 Coronation Drive Milton, Queensland 4064 Australia	PO Box 1562 Milton, Queensland 4064 Australia
Both these competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
OVERVIEW
Harmony continues to make good progress in executing its strategy of producing safe, profitable ounces and increasing margins. Our drive for safe ounces was never more applicable than in the last quarter of the financial year as we faced the challenge of managing and mitigating the risks presented by the COVID-19 pandemic. Despite the impact of the South African lockdown and phased re-start of mining in the country, we are pleased to report higher than anticipated production and substantial delivery against our strategy in the last quarter of the year.
COVID-19 PANDEMIC
Harmony’s response to COVID-19 demonstrated once again our ability to respond quickly to challenging issues; in this case, protecting the lives and livelihoods of our employees, ensuring the continued viability of our business, and contributing to the wellbeing of the communities around us and of the countries in which we operate.
The risks were considerable. We employ tens of thousands of people, travelling to and from work together, working together both underground and on surface, and interacting with the communities around us and further afield.
However, we engaged with and rapidly began implementation of both national and international preventive guidelines, in consultation with all of our stakeholders. We conducted a thorough risk assessment and by the time we could start the phased recall of employees from lockdown in South Africa, our own COVID-19 Standard Operating Procedure ("SOP") was in place.
Key elements of the SOP, augmented in South Africa by the Department of Minerals and Energy’s Code of Practice, are:

•	Ongoing preventive measures

•	Continuing risk assessment of workplaces and monitoring of vulnerable employees

•	Screening, testing, tracing, isolation, quarantine, reporting and management of cases

•	Collaboration regionally with our peer companies and public health authorities
In Papua New Guinea, Harmony South East Asia has been guided both by the SOP and its own COVID-19 Emergency Business Continuity Plan.
There is no doubt that our ability to continue work during lockdown at Hidden Valley in Papua New Guinea and at our South African surface operations, our preparedness for resuming work in terms of the "new normal" at our underground operations in South Africa, together with the high level of co-operation received from our employees, unions and other stakeholders, meant that production in the fourth quarter of FY20 was better than anticipated. By the end of August 2020, most of our employees, including those from neighbouring Southern African countries, were back at work.
It is pleasing that, notwithstanding the challenges described above, we have also been able to deliver into the "S" of the Environmental, Social and Governance ("ESG") criteria during this time of crisis, bringing emergency help and support in various forms to families most in need in our neighbouring communities, both in South Africa and Papua New Guinea.
As at 10 September 2020, 4.1% of our workforce tested positive for COVID-19, with 94% already recovered and 61 active cases.
With family, friends and colleagues, we mourn the loss of 29 employees to the pandemic. We continue to urge all of our employees, their families and communities to remain vigilant.
For more details, refer to Harmony’s COVID-19 portal: www.harmony.co.za/responsibility/covid-19.
SAFETY
Harmony remains determined to eradicate all mining-related fatalities and injuries at its operations. No person should lose their life or be hurt while at work. We continue to address specific causes of work-related events resulting in injury and death, focusing on improving our safety in general and embedding a proactive safety culture.
Sadly, we report six fatalities in the financial year ended 30 June 2020. Our colleagues who died in mining-related incidents were: Siyabonga Ntika (rock drill operator), John Thabang Mamogale (metallurgical assistant), Elphas Nkosi (supervisor), Tshepang Lebajoa (loco operator), Sibusiso Mngomezulu (winch operator) and Papa Ernest Dael (development team member). We extend our heartfelt condolences to their families, friends and colleagues.
Our overall safety performance improved in FY20, with the group fatality injury rate improving to 0.08 (FY19: 0.12). Frequency rates are measured per million hours worked. Although we saw a decrease in the number of lost-time injuries year on year, our group lost-time injury frequency rate deteriorated slightly from 6.16 per million hours worked in FY19, to 6.33 per million hours worked in FY20. Across our operations, we are reinforcing the key elements of our safety strategy – leadership, risk management and attainment of a pro-active safety culture, our aim being the elimination of fatalities.
Testimony to the progress that we have made in our safety journey, is the number of operations which recorded exceptional safety achievements. During FY20, Hidden Valley, Moab Khotsong, Target 1 and Harmony One Plant recorded 2 million fatality-free shifts, Tshepong Operations and Joel recorded 1 million fatality-free shifts.
YEAR-ON-YEAR FINANCIAL RESULTS
Revenue
Revenue increased by R2 333 million or 9% to R29 245 million, mainly due to the higher gold price received. The average gold price received increased by 25% to R735 569/kg from R586 653/kg in FY19. In US dollar terms revenue decreased by US$31 million or 2% to US$1 867 million. The average gold price received increased by 14% to US$1 461/oz from US$1 287/oz in FY19.

Production costs
Production costs increased by R1 724 million or 8% to R22 048 million during FY20 mainly due to annual labour and electricity rate increases in South Africa. In US dollar terms production costs decreased by US$24 million or 2% to US$1 409 million mainly due to the exchange rate.
Depreciation
Amortisation and depreciation decreased by R546 million or 13% to R3 508 million for FY20 mainly due to the impact that the South African national lockdown had on production levels. In US dollar terms amortisation and depreciation decreased by US$62 million or 22% to US$224 million for FY20.
Other operating expenses
Other operating expenses for FY20 includes an unrealised foreign exchange translation loss on the US dollar borrowings of R967 million (US$62 million) compared to a R99 million (US$7 million) loss in the comparative period. The foreign exchange translation loss is mainly as a result of the weakening of the US dollar:Rand exchange rate during the year.
Net loss
Harmony’s net loss decreased to R850 million (US$56 million) in FY20, compared to a loss of R2 607 million (US$185 million) the previous year. The headline loss decreased to 154 SA cents per share (10 US cents) compared with headline earnings of 204 SA cents (14 US cents) per share for FY19.
Net debt
In June 2020, Harmony raised US$200 million (R3 466 million) by way of a share placement to fund the US$200 million cash portion of the consideration price relating to the acquisition of the Mponeng mine and Mine Waste Solutions from AngloGold Ashanti Limited. The cash from the placement, combined with the cash generated by the operations, resulted in net debt decreasing by R3 561 million (US$227 million) to R1 361 million (US$79 million) as at the end of June 2020.
Derivatives and hedging
Harmony continues to enjoy favourable commodity and foreign exchange pricing on the unhedged portion of its exposure, while simultaneously locking in the current higher prices as part of its derivative programme. Since the inception of the derivative programmes in FY16, these programmes have realised net gains of R2 168 million (US$183 million).
The South African COVID-19 lockdown resulted in reduced gold production during the June 2020 quarter. As a result, we restructured the derivative programme and rolled forward some transactions, which assisted in matching the derivatives to the changed gold production profile during the lockdown. The US dollar gold and US dollar silver derivatives were not restructured as they relate to the Hidden Valley mine which continued operating during this time.
The weakening of the rand against the US dollar during the 12 months under review negatively impacted on the valuation of the foreign exchange derivatives. The increase in the gold price – both in US dollar and in rand terms – negatively impacted on the valuation of the gold derivatives. Derivatives recorded a net realised negative cash flow of R1 778 million (US$114 million) in FY20, principally due to a R1 492 million (US$95 million) negative cash flow on R/gold derivatives. Refer to note 11 for details of our derivative programme.
OPERATIONAL RESULTS – FY20 COMPARED TO FY19
Year on year, total annual gold production was 15% lower at 37 863kg, or 1.2Moz, mainly due to the impact of electricity constraints during the third quarter of FY20, the COVID-19 national lockdown and the phased recovery in South Africa in the fourth quarter of FY20. The average underground recovered grade was almost 3% lower at 5.45g/t (FY19: 5.59g/t) with the decrease attributed to the impact of remedial actions to address geological challenges and seismicity at Kusasalethu.
Our approach to produce the maximum amount of ounces in a safe and responsible manner during the lockdown, was to prioritise panels to be mined applying the following criteria: grade, face length and strike distance. This resulted in higher recovered underground grade of 5.72g/t being mined during the last quarter of FY20, which exceeds our FY20 revised grade guidance of approximately 5.50g/t to 5.57g/t.
All development was stopped in April 2020 and development crews only returned to the mines during June 2020. Priority has been given to critical development ends that will create mineable face length to ensure flexibility in the short term.
Year on year, surface operations posted a 4% improvement in grade to 0.267g/t (FY19: 0.257g/t). Hidden Valley’s recovered grade decreased to 1.25g/t at year-end from 1.60g/t in FY19 principally due to its transition from Stage 5 to Stage 6 in mining the pit.
In the last quarter, several cost-saving initiatives were implemented to reduce expenditure on both cash cost and capital. Lower year-on-year production resulted in an 18% increase in production all-in sustaining costs to R651 356/kg (FY19: R550 005/kg). In US dollar terms, all-in sustaining costs increased by only 7% to US$1 293/oz (FY19: US$1 207) as the Company benefited from a weaker average rand exchange rate against the US dollar in FY20.
Total capital expenditure for FY20 decreased by 24% to R3 553 million (FY19: R4 687 million) due to the lockdown imposed on South African operations, as well as cost saving measures implemented during this period.
The gold price had rallied to an all-time high following the global economic fallout around COVID-19 and ongoing geopolitical uncertainty, reflecting its safe-haven status with investors. The average gold price received for FY20 was 25% higher at R735 569/kg (FY19: R586 653/kg) (in dollar terms, the gold price increased by 14% from US$1 287/oz to US$1 461/oz), resulting in strong operating cash flows year on year. The operating free cash flow margin for FY20 doubled from 7% in FY19 to 13% in FY20.

MINERAL RESOURCES AND RESERVES
The Company’s attributable gold and gold equivalent mineral resources are declared as 118.6Moz as at 30 June 2020, a 1.12% increase year on year from the 117.3Moz declared as at 30 June 2019.
The total gold contained in the mineral resources at the South African operations represents 62% of the company’s total, with the Papua New Guinea operations representing 38% of Harmony’s total gold and gold equivalent mineral resources as at 30 June 2020.
Harmony’s attributable gold and gold equivalent mineral reserves amount to 36.5Moz, a 0.1% increase from the 36.45Moz declared at 30 June 2019. The gold reserve ounces in South Africa represent 48%, while the Papua New Guinea gold and gold equivalent ounces represent 52% of Harmony’s total mineral reserves as at 30 June 2020.
See page 8 for our mineral resources and mineral reserves statement.
MARKET CAPITALISATION STRENGTHENED
During the June 2020 quarter the share price rallied sharply, closing 82% higher at R71.86 compared to R39.55 at the end of March 2020 – largely due to the COVID-19 impact on global markets, driving investors to return to gold as a safe haven. Harmony’s market capitalisation increased to R43.3 billion (US$2.5 billion) at 30 June 2020 from R17.1 billion (US$1.2 billion) on 30 June 2019.
Harmony’s share price increased by 316% as from 18 January 2016 to the end of FY20 – testimony that the company was well positioned to benefit from a higher gold price.
GROWING OUR OUNCES
Update on acquisition of Mponeng and Mine Waste Solutions
Harmony’s intention to acquire the last of AngloGold Ashanti’s assets in South Africa was announced in February 2020.
The transaction, which will see Mponeng and Mine Waste Solutions incorporated into the Harmony portfolio, enhances Harmony's near-term production by adding annual gold production of approximately 350 000oz a year and increases the group’s South African reserves by 8.04 million ounces (December 2019 number, excluding Mponeng below infrastructure reserves).
Harmony will pay US$200 million in cash on completion of the Acquisition (the "Acquisition Consideration"). Furthermore, Harmony has agreed to pay to AngloGold Ashanti:

•
A contingent consideration of US$260 per ounce on underground gold production from the Mponeng, Savuka and TauTona mines that exceeds 250 000 ounces per annum for a period of six years commencing on 1 January 2021 ("Mponeng Contingent Consideration"). Based on AngloGold's current production forecast, the Mponeng Contingent Consideration has a value of approximately US$100 million

•
A contingent consideration of US$20 per ounce in relation to underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the current infrastructure if it is developed

Harmony’s share placement for the funding of Mponeng and Mine Waste Solutions took place on 24 June 2020. Harmony’s placement received significant support from existing and new shareholders. As a result, the placing was 4.75 times oversubscribed. The amount raised fully covers the cash portion of the purchase price. The purchase price will be paid to Anglogold Ashanti once the transaction concludes.
Aside from improving Harmony’s portfolio mix between surface and underground operations, the acquisition has the potential to improve the group’s overall recovered grade and increase cash flow margins. Several surface synergies have been identified in the West Wits area, but we will only be able to estimate the full benefit of the integration once our planning parameters have been applied and we take ownership of the assets.
On 14 September 2020, Harmony announced that all conditions precedent relating to the acquisition had been met and accordingly we have now concluded the transaction. The transaction is scheduled to close in accordance with the transaction agreement on 30 September 2020, upon which Harmony will assume full ownership and operation of Mponeng, MWS and all other assets and liabilities that form part of the transaction. Harmony will take effective control of the assets as from 1 of October 2020.
Wafi-Golpu Project
Harmony, together with its Wafi-Golpu Joint Venture partner, Newcrest Mining Limited, looks forward to progressing the negotiation of its application for a Special Mining Lease for the Wafi-Golpu Project. We are encouraged by recent statements by the Prime Minister of Papua New Guinea that Wafi-Golpu is a project of national priority to be urgently advanced, and we look forward to re-engaging with the state’s negotiating team at the earliest opportunity.
DECISION OF MINISTER OF MINERAL RESOURCES AND ENERGY TO WITHDRAW APPEAL
Post year-end, South Africa’s Minister of Mineral Resources and Energy, Gwede Mantashe, withdrew his notice of appeal to the Supreme Court of Appeal in respect of the declaratory order issued in April 2018 by the High Court of South Africa (Gauteng Division).
The declaratory order held that black economic empowerment ("BEE") ownership transactions should continue to be recognised for regulatory certainty purposes and for the duration of the mining right – even where the BEE partner has sold or transferred part of or all its equity. We are pleased that this issue is no longer in dispute and that the standing decision of the court does not have an impact on the application for a review of the 2018 Mining Charter’s provision regarding recognition of continuing consequences.
As a member of the Minerals Council South Africa, we agree that the Minister’s decision opens the way for further engagement between the government and the mining industry and, in the long run, the achievement of much needed regulatory certainty in the sector. Harmony continues to participate in the discussions on the provisions of the new charter to ensure that the interests of all our stakeholders are protected.

HARMONY INCLUDED IN FTSE/JSE AFRICA TOP 40 INDEX
On 2 September 2020, the FTSE announced that Harmony will be included in the FTSE/JSE Africa Top 40 Index as from the 18 September 2020. The FTSE/JSE Africa Index includes the two South African blue-chip indices, the Top 40 and the Shareholder weighted (SWIX) Top 40 Index. Both indices consist of the 40 most investable companies, ranked by market capitalisation. The SWIX Index, however, uses an alternate free float factor which represents the proportion of a constituent’s share capital that is held in dematerialised form and registered on the South African share register.
We are delighted with our achievement. It points to investor interest in and support for both Harmony’s strategy to produce safe profitable ounces and increase margins through operational excellence and value-accretive acquisitions, and in our product, gold. Joining the Top 40 is all the more significant as we and the world at large continue to manage the challenges of the COVID-19 pandemic.
FY21 GROUP PRODUCTION AND COST GUIDANCE
Production guidance for FY21 is estimated to be between 1.26Moz and 1.3Moz at an all-in sustaining cost of between R690 000/kg to R710 000/kg. Underground recovered grade is planned to be about 5.53g/t to 5.58g/t. Guidance will be updated once Mponeng and Mine Waste Solutions have been integrated into Harmony’s asset portfolio.
IN CONCLUSION
Despite the impact of the pandemic, the need for collective action has revealed our interdependencies and strengthened our relationships with Harmony's various stakeholders. It is from this basis that we look forward to moving together into FY21.
As we head into FY21, our focus remains on the safety and health of our employees. We are uncertain how long the world will be faced with COVID-19 and its impact on people and the economy. It has also compelled each one of us to reconsider what we value. At Harmony, it has driven home the value of all stakeholders and the need for all to be involved in finding solutions.
Global health and economic risks continue to support higher gold prices and while there is still much uncertainty in the world, gold remains a timeless investment.
Harmony is well-positioned to benefit from anticipated continuing strength of the gold price. The newly acquired assets will help grow production and, as conditions improve, Harmony has other Tier 1 projects such as Wafi-Golpu and a pipeline of organic projects in South Africa to incorporate into its portfolio.

Peter Steenkamp
Chief Executive Officer

SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES
AS AT 30 JUNE 2020
Harmony’s statement of mineral resources and mineral reserves as at 30 June 2020 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves ("SAMREC"). It should be noted that the mineral resources are reported inclusive of the mineral reserves.
This report provides a summary of the update, while the detailed statement of the mineral resources and mineral reserves will be published in the Integrated Annual Report on 23 October 2020, which will be available at www.harmony.co.za/invest. Refer to the website (www.harmony.co.za) for the updated reserves and resources tables as at 30 June 2020.
Harmony uses certain terms in the summary such as "measured", "indicated" and "inferred" resources, which the United States Securities and Exchange Commission guidelines strictly prohibit companies registered in the United States from including in their filings with the commission. United States investors are urged to consider the disclosure in this regard in our Form 20-F which will be available on our website at www.harmony.co.za/invest/annual-reports on 29 October 2020.
Introduction
Harmony’s strategy is to produce safe, profitable ounces and increase margins. This includes delivering safely on our operational plans, reducing costs and improving productivity. Harmony’s growth journey entails acquiring higher grade assets. In FY17, Harmony invested in the life of mine extension at Hidden Valley and in FY18 acquired and integrated the higher grade Moab Khotsong operations. The acquisition of the remainder of the South African assets of AngloGold Ashanti Limited is currently in progress.
Harmony – Total
The company’s attributable gold and gold equivalent mineral resources are declared as 118.6Moz as at 30 June 2020, a 1.11% increase year on year from the 117.3Moz declared as at 30 June 2019. The total gold contained in the mineral resources at the South African operations represents 62% of the company total, with the Papua New Guinea operations representing 38% of Harmony’s total gold and gold equivalent mineral resources as at 30 June 2020.
Harmony’s attributable gold and gold equivalent mineral reserves amounts to 36.5Moz, a 0.1% increase from the 36.45Moz declared at 30 June 2019. The gold reserve ounces in South Africa represent 48%, while the Papua New Guinea gold and gold equivalent ounces represent 52% of Harmony’s total mineral reserves as at 30 June 2020.
South Africa
South African underground operations
The company’s mineral resources at the South African underground operations as at 30 June 2020 are 62.9Moz (214.8Mt at 9.10g/t), an increase of 3.7% year on year from the 60.6Moz (210.4Mt at 8.96/t) declared as at 30 June 2019. This increase is due to additions at Tshepong Operations, Moab Khotsong and Kusasalethu.
The company’s mineral reserves at the South African underground operations as at 30 June 2020 are 10.8Moz (56.9Mt at 5.87g/t), an increase of 1.1% year on year from the 10.6Moz (56.7Mt at 5.83g/t) declared as at 30 June 2019. The increase in ounces is due to the reserves added from Moab Khotsong, Tshepong Operations, Target and Masimong.
South African surface operations, including Kalgold
The company’s mineral resources at the South African surface operations as at 30 June 2020 are 10.4Moz (1 092.8Mt at 0.30g/t). A decrease of 3.5% mainly due to depletion and the updated geological model at Kalgold based on new drilling information.
The company’s mineral reserves after normal depletion at the South African surface operations as at 30 June 2020 are 6.6Moz (801.1Mt at 0.26g/t), an increase of 0.1% due to the incorporation of Windmill South and Henry's pit into the reserves of Kalgold.
Papua New Guinea (PNG)
Papua New Guinea operations
The company’s attributable gold and gold equivalent mineral resources at the Papua New Guinea operations as at 30 June 2020 are 45.4Moz, a decrease of 1% year on year from the 45.9Moz declared as at 30 June 2019. This decrease is mainly due to a new resource model at Hidden Valley (Kaveroi) and depletion. The company’s gold and gold equivalent mineral reserves at the Papua New Guinea operations as at 30 June  2020 are 19.1Moz, a decrease of 0.4% year on year from the 19.2Moz declared as at 30 June 2019. The decrease is mainly due to depletion, which was mostly offset by the change in mine design at Hidden Valley that added additional ounces.
ASSUMPTIONS
In converting the mineral resources to mineral reserves, the following commodity prices and exchange rates were applied:

•	A gold price of US$1 350/oz

•	An exchange rate of R14.51/US$

•	The above parameters resulted in a Rand gold price of R630 000/kg for the South African assets

•	The Hidden Valley mine and the Golpu project used commodity prices of US$1 350/oz Au, US$17.00/oz Ag, US$10.00/lb Mo and US$3.00/lb Cu at an exchange rate of US$0.72/A$

•	Gold equivalent ounces are calculated assuming US$1 350/oz Au, US$3.00/lb Cu and US$17.00/oz Ag, and assuming a 100% recovery for all metals

Independent review
Harmony’s South African mineral resources and reserves at Kusasalethu and Joel as well as the group SAMREC statement were independently reviewed by The Mineral Corporation for compliance to SAMREC.
Note: Au = gold; Cu = copper; Ag = Silver, Mo = Molybdenum, Moz = million ounces.

Mineral resources: Gold and gold equivalents	Measured			Indicated			Inferred			Total
	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz
SA underground	70.3	8.74	19 775	70.5	9.31	21 092	73.9	9.25	21 986	214.8	9.10	62 853
SA surface including Kalgold	251.0	0.30	2 404	781.4	0.29	7 389	60.4	0.32	615	1 092.8	0.30	10 408
Total South Africa	321.4		22 179	851.9		28 481	134.3		22 601	1 307.5		73 261
Hidden Valley	2.3	1.32	98	61.9	1.53	3 052	1.5	1.08	50	65.7	1.52	3 201
Wafi-Golpu system*	—	—	—	399.0	0.84	10 800	110.0	0.76	2 700	504.0	0.83	13 500
Kili Teke	—	—	—	—	—	—	237.0	0.24	1 810	237.0	0.24	1 810
Total Papua New Guinea	2.3		98	460.9		13 852	348.4		4 561	806.6		18 511
Total gold resources	323.7		22 277	1 312.8		42 333	482.7		27 162	2 114.2		91 772
Hidden Valley – gold equivalent ounces	2.3		26	60.0		566	1.3		10	63.6		602

Wafi-Golpu – gold equivalent ounces*	—		—	345.0		19 150	90.0		3 200	430.0		22 350

Kili Teke – gold equivalent ounces	—		—	—		—	237.0		3 926	237.0		3 926

Total gold equivalent resources**	2.3		26	405.0		19 716	328.2		7 136	730.5		26 877
Total Harmony gold and gold equivalent resources**	323.7		22 303	1 312.8		62 049	482.7		34 297	2 114.2		118 649

Mineral resources: Silver and copper (used in equivalent calculations)	Measured			Indicated			Inferred			Total
	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz
Hidden Valley	2.3	27.37	2 029	60.0	23.29	44 917	1.3	19.92	808	63.6	23.37	47 754
	Measured			Indicated			Inferred			Total
	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb
Golpu*	—	—	—	345.0	1.00	8 250	70.0	0.85	1 250	410.0	1.00	9 500
Nambonga*	—	—	—	—	—	—	20.0	0.20	88	20.0	0.20	88
Kili Teke	—	—	—	—	—	—	237.0	0.34	1 767	237.0	0.34	1 767
Total	—	—	—	345.0	1.00	8 250	327.0	0.44	3 105	667.0	0.77	11 355

Mineral reserves: Gold and gold equivalents	Proved			Probable			Total
	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz
SA underground	39.9	5.85	7 508	17.0	5.92	3 242	56.9	5.87	10 750
SA surface including Kalgold	164.0	0.30	1 576	637.1	0.25	5 072	801.1	0.26	6 648
Total South Africa	203.9		9 084	654.1		8 314	858.0		17 398
Hidden Valley	2.3	1.32	98	14.5	1.61	749	16.8	1.57	847
Wafi-Golpu system*	—	—	—	200.0	0.86	5 500	200.0	0.86	5 500
Total Papua New Guinea	2.3		98	214.5		6 249	216.8		6 347
Total gold reserves	206.2		9 182	868.6		14 563	1 074.8		23 746
Hidden Valley – gold equivalent ounces	2.3		36	14.2		178	16.5		214
Wafi-Golpu – gold equivalent ounces*				200.0		12 538	200.0		12 538
Total gold equivalent reserves**	2.3		36	214.2		12 716	216.5		12 752
Total Harmony gold and gold equivalent reserves**	206.2		9 218	868.6		27 279	1 074.8		36 497

Mineral reserves: Silver and copper (used in equivalent calculations)	Proved			Probable			Total
	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz
Hidden Valley	2.3	27.37	2 029	14.2	24.83	11 314	16.5	25.18	13 343
	Proved			Probable			Total
	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb
Golpu*	—	—	—	200.0	1.20	5 400	200.0	1.20	5 400

*	Represents Harmony’s equity portion of 50%.

**
In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits' commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above.

***	Rounding of numbers may result in slight computational discrepancies.
EXPLORATION
Our exploration strategy is to predominantly pursue brownfields exploration targets close to existing infrastructure. This will drive short- to medium-term organic ore reserve replacement and growth to support our current strategy of increasing quality ounces and to mitigate the risk of a depleting ore reserve base.
Key work streams underpinning the FY20 exploration programme include:

•	Brownfield exploration at Hidden Valley and Kalgold to optimise existing open pit operations and extend mine life;

•	Brownfield exploration at our underground operations in South Africa;

•	Greenfields exploration at Target North
South Africa
B-Reef
High-grade B-Reef areas have been identified at Tshepong shaft which has become part of the life of mine plan. B-Reef exploration commenced at Phakisa during FY18 and is planned to continue during FY21. An area of interest has been identified and footwall development has commenced during FY20 and will be used as a drilling platform to confirm and delineate the anticipated B-Reef channel.
Kalgold
The brownfield drilling campaign focused on infill drilling at the Windmill Zone. Six holes totalling 1 929m were drilled during the year. Drilling results allowed an upgrade of the Windmill resource into indicated category resulting in inclusion of the Windmill zone into the Kalgold Life of Mine.
The systematic soil sampling programme was carried out to test the numerous anomalies identified by an Airborne Electro-Magnetic ("AEM") survey. A total of 4 162 auger holes were drilled and 1 902 of outcrop samples were obtained and analysed. Integration of the AEM data with regional magnetics and geochemical sampling results indicates potential targets which will be explored by RC drilling.
Target North
The exploration drilling programme from surface progressed well and borehole MAL21 (initial hole) was completed. The hole reached a depth of 3 022.77m and intersected the VCR package. The deflection drilling has commenced and results from this borehole will be shared once all deflections have been completed.

ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS
SACNASP – THE LEGISLATED REGULATORY BODY FOR NATURAL SCIENCE PRACTITIONERS IN SOUTH AFRICA
Private Bag X540, Silverton, 0127
Gauteng Province, South Africa
Telephone: +27 (12) 841 1075
Facsimile: +27 (86) 206 0427
http://www.sacnasp.org.za/
SAIMM – THE SOUTHERN AFRICAN INSTITUTE OF MINING AND METALLURGY
Private Bag X540, Silverton, 0127
Gauteng Province, South Africa
Telephone: +27 (12) 841 1075
Facsimile: +27 (86) 206 0427
http://www.saimm.co.za
AUSIMM – THE AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY
PO Box 660, Carlton South
Victoria, 3053, Australia
Telephone: +61 3 9658 6100
Facsimile: +61 3 9662 3662
http://www.ausimm.com.au/
LEGAL ENTITLEMENT TO THE MINERALS BEING REPORTED UPON
Harmony’s South African operations operate under new order mining rights in terms of the Minerals and Petroleum Resources Development of Act, 2002 (Act No. 28 of 2002) ("MPRDA"). In Papua New Guinea, Harmony operates under the Independent State of Papua New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.

OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC)

		Year ended	SOUTH AFRICA																Hidden Valley	TOTAL HARMONY
			UNDERGROUND PRODUCTION										SURFACE PRODUCTION					TOTAL SOUTH AFRICA
			Tshepong Operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	TOTAL UNDER- GROUND	Phoenix	Central plant reclamation	Dumps	Kalgold	TOTAL SURFACE
Ore milled	- t'000	Jun-20	1 417	746	200	349	681	543	615	489	219	5 259	6 227	4 020	4 476	1 541	16 264	21 523	3 906	25 429
		Jun-19	1 612	970	230	429	730	588	742	602	256	6 159	6 133	3 872	4 307	1 619	15 931	22 090	3 886	25 976
Yield	- g/tonne	Jun-20	5.15	8.84	10.66	3.99	4.40	4.13	4.90	4.09	4.48	5.45	0.131	0.155	0.392	0.75	0.27	1.53	1.25	1.49
		Jun-19	4.94	8.17	10.93	3.65	4.48	4.51	6.72	3.84	4.73	5.59	0.123	0.150	0.352	0.77	0.26	1.74	1.60	1.72
Gold produced	- kg	Jun-20	7 293	6 592	2 132	1 391	2 994	2 244	3 015	1 999	982	28 642	818	625	1 753	1 153	4 349	32 991	4 872	37 863
		Jun-19	7 967	7 928	2 515	1 567	3 273	2 653	4 989	2 309	1 212	34 413	756	579	1 515	1 249	4 099	38 512	6 222	44 734
Gold sold	- kg	Jun-20	7 399	6 799	2 162	1 412	3 038	2 237	3 085	2 027	994	29 153	823	625	1 780	1 151	4 379	33 532	4 949	38 481
		Jun-19	7 922	7 794	2 495	1 612	3 255	2 685	5 028	2 291	1 207	34 289	750	577	1 497	1 263	4 087	38 376	6 192	44 568
Gold price received	- R/kg	Jun-20	736 863	736 533	735 972	734 620	747 282	681 388	743 153	691 282	684 727	729 159	715 787	749 216	779 835	742 533	753 623	732 354	757 348	735 569
		Jun-19	591 331	573 522	591 962	593 531	593 301	590 298	591 742	593 003	590 468	587 680	577 889	592 359	587 483	593 482	588 265	587 742	579 902	586 653
Gold revenue	(R'000)	Jun-20	5 452 051	5 007 690	1 591 172	1 037 283	2 270 244	1 524 266	2 292 627	1 401 229	680 619	21 257 181	589 093	468 260	1 388 107	854 656	3 300 116	24 557 297	3 748 117	28 305 414
		Jun-19	4 684 522	4 470 030	1 476 946	956 772	1 931 194	1 584 950	2 975 279	1 358 570	712 695	20 150 958	433 417	341 791	879 462	749 568	2 404 238	22 555 196	3 590 755	26 145 951
Cash operating cost (net of by-product credits)	(R'000)	Jun-20	4 251 948	3 282 504	1 024 682	998 771	1 699 491	1 504 932	2 562 092	1 240 988	572 775	17 138 183	363 169	233 624	853 347	673 603	2 123 743	19 261 926	1 695 719	20 957 645
		Jun-19	4 007 667	3 166 555	984 749	967 021	1 593 279	1 478 422	2 376 844	1 213 849	568 559	16 356 945	344 260	212 125	691 557	694 797	1 942 739	18 299 684	1 370 850	19 670 534
Inventory movement	(R'000)	Jun-20	46 291	61 007	15 445	11 265	30 661	(5 754)	15 054	17 088	7 503	198 560	2 722	815	7 316	(1 834)	9 019	207 579	(56 565)	151 014
		Jun-19	(34 242)	(65 616)	9 166	4 417	(29 489)	12 921	17 679	(8 683)	(4 204)	(98 051)	(3 083)	(78)	(7 358)	5 149	(5 370)	(103 421)	(8 794)	(112 215)
Operating costs	(R'000)	Jun-20	4 298 239	3 343 511	1 040 127	1 010 036	1 730 152	1 499 178	2 577 146	1 258 076	580 278	17 336 743	365 891	234 439	860 663	671 769	2 132 762	19 469 505	1 639 154	21 108 659
		Jun-19	3 973 425	3 100 939	993 915	971 438	1 563 790	1 491 343	2 394 523	1 205 166	564 355	16 258 894	341 177	212 047	684 199	699 946	1 937 369	18 196 263	1 362 056	19 558 319
Production profit	(R'000)	Jun-20	1 153 812	1 664 179	551 045	27 247	540 092	25 088	(284 519)	143 153	100 341	3 920 438	223 202	233 821	527 444	182 887	1 167 354	5 087 792	2 108 963	7 196 755
		Jun-19	711 097	1 369 091	483 031	(14 666)	367 404	93 607	580 756	153 404	148 340	3 892 064	92 240	129 744	195 263	49 622	466 869	4 358 933	2 228 699	6 587 632
Capital expenditure	(R'000)	Jun-20	929 680	497 628	49 880	150 893	280 694	346 833	188 384	23 777	7 487	2 475 256	6 883	11 875	1 760	98 598	119 116	2 594 372	959 141	3 553 513
		Jun-19	1 130 180	558 876	61 093	187 092	308 324	297 265	315 921	109 386	45 426	3 013 563	5 757	7 084	7 682	61 179	81 702	3 095 265	1 591 274	4 686 539
Cash operating costs	- R/kg	Jun-20	583 018	497 953	480 620	718 024	567 632	670 647	849 782	620 804	583 274	598 358	443 972	373 798	486 792	584 218	488 329	583 854	348 054	553 513
		Jun-19	503 033	399 414	391 550	617 116	486 795	557 264	476 417	525 703	469 108	475 313	455 370	366 364	456 473	556 283	473 954	475 168	220 323	439 722
Cash operating costs	- R/tonne	Jun-20	3 001	4 400	5 123	2 862	2 496	2 772	4 166	2 538	2 615	3 259	58	58	191	437	131	895	434	824
		Jun-19	2 486	3 264	4 282	2 254	2 183	2 514	3 203	2 016	2 221	2 656	56	55	161	429	122	828	353	757
Cash operating cost and Capital	- R/kg	Jun-20	710 493	573 442	504 016	826 502	661 384	825 207	912 264	632 699	590 898	684 779	452 386	392 798	487 796	669 732	515 718	662 493	544 922	647 364
		Jun-19	644 891	469 908	415 842	736 511	580 997	669 313	539 740	573 077	506 588	562 883	462 985	378 599	461 544	605 265	493 887	555 540	476 073	544 487
All-in sustaining cost	- R/kg	Jun-20	713 202	566 942	522 990	826 970	649 041	817 066	923 054	655 888	613 382	686 598	453 937	389 611	484 507	690 239	519 293	664 451	562 648	651 356
		Jun-19	636 281	477 581	441 226	701 644	572 132	662 816	556 621	593 408	523 823	566 572	462 579	378 038	462 178	624 147	500 426	558 494	497 399	550 005
Operating free cash flow margin¹	%	Jun-20	5%	25%	32%	(11)%	13%	(21)%	(20)%	10%	15%	8%	37%	48%	38%	10%	32%	11%	23%	13%
		Jun-19	(10)%	17%	29%	(21)%	2%	(12)%	9%	3%	14%	4%	19%	36%	20%	(1)%	16%	5%	16%	7%

¹Excludes run of mine costs for Kalgold (Jun-20:R1.204m, Jun-19:R1.966m) and Hidden Valley (Jun-20:-R222.416m, Jun-19:-R55.881m).

OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL)

		Year ended	SOUTH AFRICA																Hidden Valley	TOTAL HARMONY
			UNDERGROUND PRODUCTION										SURFACE PRODUCTION					TOTAL SOUTH AFRICA
			Tshepong Operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	TOTAL UNDER- GROUND	Phoenix	Central plant reclamation	Dumps	Kalgold	TOTAL SURFACE
Ore milled	- t'000	Jun-20	1 562	822	221	384	750	598	678	539	242	5 796	6 866	4 433	4 936	1 700	17 935	23 731	4 307	28 038
		Jun-19	1 777	1 069	254	473	805	650	817	664	283	6 792	6 762	4 269	4 749	1 785	17 565	24 357	4 285	28 642
Yield	- oz/ton	Jun-20	0.150	0.258	0.310	0.116	0.128	0.121	0.143	0.119	0.130	0.159	0.004	0.005	0.011	0.022	0.008	0.045	0.036	0.043
		Jun-19	0.144	0.238	0.318	0.107	0.131	0.131	0.196	0.112	0.138	0.163	0.004	0.004	0.010	0.022	0.008	0.051	0.047	0.050
Gold produced	- oz	Jun-20	234 475	211 938	68 545	44 722	96 259	72 146	96 934	64 269	31 573	920 861	26 299	20 094	56 360	37 070	139 823	1 060 684	156 639	1 217 323
		Jun-19	256 146	254 891	80 860	50 379	105 229	85 296	160 400	74 237	38 966	1 106 404	24 306	18 615	48 708	40 156	131 785	1 238 189	200 042	1 438 231
Gold sold	- oz	Jun-20	237 882	218 592	69 510	45 397	97 673	71 921	99 185	65 169	31 958	937 287	26 459	20 093	57 229	37 006	140 787	1 078 074	159 113	1 237 187
		Jun-19	254 698	250 583	80 216	51 827	104 650	86 324	161 653	73 657	38 807	1 102 415	24 113	18 551	48 129	40 605	131 398	1 233 813	199 077	1 432 890
Gold price received	- $/oz	Jun-20	1 463	1 463	1 461	1 459	1 484	1 353	1 476	1 373	1 360	1 448	1 421	1 488	1 549	1 474	1 497	1 454	1 504	1 461
		Jun-19	1 297	1 258	1 299	1 302	1 302	1 295	1 298	1 301	1 295	1 289	1 268	1 299	1 289	1 302	1 290	1 289	1 272	1 287
Gold revenue	($'000)	Jun-20	348 078	319 708	101 586	66 224	144 940	97 314	146 369	89 459	43 453	1 357 131	37 610	29 895	88 622	54 564	210 691	1 567 822	239 293	1 807 115
		Jun-19	330 389	315 262	104 166	67 479	136 203	111 783	209 840	95 817	50 265	1 421 204	30 568	24 106	62 027	52 865	169 566	1 590 770	253 248	1 844 018
Cash operating cost (net of by-product credits)	($'000)	Jun-20	271 459	209 567	65 419	63 765	108 502	96 080	163 573	79 229	36 568	1 094 162	23 186	14 915	54 480	43 006	135 587	1 229 749	108 260	1 338 009
		Jun-19	282 652	223 330	69 452	68 202	112 371	104 270	167 634	85 610	40 099	1 153 620	24 280	14 961	48 774	49 003	137 018	1 290 638	96 684	1 387 322
Inventory movement	($'000)	Jun-20	2 955	3 895	986	719	1 958	(367)	961	1 091	479	12 677	174	52	467	(117)	576	13 253	(3 611)	9 642
		Jun-19	(2 415)	(4 628)	646	312	(2 080)	911	1 247	(612)	(296)	(6 915)	(217)	(6)	(519)	363	(379)	(7 294)	(620)	(7 914)
Operating costs	($'000)	Jun-20	274 414	213 462	66 405	64 484	110 460	95 713	164 534	80 320	37 047	1 106 839	23 360	14 967	54 947	42 889	136 163	1 243 002	104 649	1 347 651
		Jun-19	280 237	218 702	70 098	68 514	110 291	105 181	168 881	84 998	39 803	1 146 705	24 063	14 955	48 255	49 366	136 639	1 283 344	96 064	1 379 408
Production profit	($'000)	Jun-20	73 664	106 246	35 181	1 740	34 480	1 601	(18 165)	9 139	6 406	250 292	14 250	14 928	33 675	11 675	74 528	324 820	134 644	459 464
		Jun-19	50 152	96 560	34 068	(1 035)	25 912	6 602	40 959	10 819	10 462	274 499	6 505	9 151	13 772	3 499	32 927	307 426	157 184	464 610
Capital expenditure	($'000)	Jun-20	59 355	31 769	3 185	9 634	17 921	22 144	12 027	1 518	478	158 031	439	758	112	6 294	7 603	165 634	61 236	226 870
		Jun-19	79 709	39 417	4 308	13 195	21 744	20 966	22 281	7 714	3 205	212 539	406	500	542	4 315	5 763	218 302	112 229	330 531
Cash operating cost	- $/oz	Jun-20	1 158	989	954	1 426	1 127	1 332	1 687	1 233	1 158	1 188	882	742	967	1 160	970	1 159	691	1 099
		Jun-19	1 103	876	859	1 354	1 068	1 222	1 045	1 153	1 029	1 043	999	804	1 001	1 220	1 040	1 042	483	965
Cash operating costs	- $/t	Jun-20	174	255	296	166	145	161	241	147	151	189	3	3	11	25	8	52	25	48
		Jun-19	159	209	273	144	140	160	205	129	142	170	4	4	10	27	8	53	23	48
Cash operating cost and Capital	- $/oz	Jun-20	1 411	1 139	1 001	1 641	1 313	1 639	1 812	1 256	1 173	1 360	898	780	969	1 330	1 024	1 316	1 082	1 286
		Jun-19	1 415	1 031	912	1 616	1 275	1 468	1 184	1 257	1 111	1 235	1 016	831	1 012	1 328	1 083	1 219	1 044	1 194
All-in sustaining cost	- $/oz	Jun-20	1 416	1 126	1 039	1 642	1 289	1 623	1 833	1 302	1 218	1 363	901	774	962	1 371	1 031	1 319	1 120	1 293
		Jun-19	1 396	1 048	968	1 539	1 255	1 454	1 221	1 302	1 149	1 243	1 015	829	1 014	1 369	1 098	1 225	1 090	1 207
Operating free cash flow margin¹	%	Jun-20	5%	25%	32%	(11)%	13%	(21)%	(20)%	10%	15%	8%	37%	48%	38%	10%	32%	11%	23%	13%
		Jun-19	(10)%	17%	29%	(21)%	2%	(12)%	9%	3%	14%	4%	19%	36%	20%	(1)%	16%	5%	16%	7%

¹Excludes run of mine costs for Kalgold (Jun-20:US$0.077m, Jun-19:US$0.139m) and Hidden Valley (Jun-20:-US$14.200m, Jun-19:-US$3.941m).

INDEPENDENT AUDITOR'S REVIEW REPORT ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of Harmony Gold Mining Company Limited

We have reviewed the condensed consolidated financial statements of *Harmony Gold Mining Company Limited*, set out on pages 17 to 44 of the provisional report, which comprise the condensed consolidated income statement, condensed consolidated balance sheet as at 30 June 2020 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and selected explanatory notes.

Directors' Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports, as set out in note 1 to the financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, which applies to a review of historical financial information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained. The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of *Harmony Gold Mining Company Limited* for the year ended 30 June 2020 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports, as set out in note 1 to the financial statements, and the requirements of the Companies Act of South Africa.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc.
Director: Hendrik Odendaal
Registered Auditor
Johannesburg

15 September 2020

PricewaterhouseCoopers Inc., 4 Lisbon Lane, Waterfall City, Jukskei View, 2090
Private Bag X36, Sunninghill, 2157, South Africa
T: +27 (0) 11 797 4000, F: +27 (0) 11 209 5800, www.pwc.co.za

Chief Executive Officer: L S Machaba
The Company's principal place of business is at 4 Lisbon Lane, Waterfall City, Jukskei View, where a list of directors' names is available for inspection.
Reg. no. 1998/012055/21, VAT reg.no. 4950174682.

CONDENSED CONSOLIDATED INCOME STATEMENT (RAND)

		Year ended
Figures in million	Notes	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Revenue	3	29 245	26 912
Cost of sales	4	(25 908)	(28 869)
Production costs		(22 048)	(20 324)
Amortisation and depreciation		(3 508)	(4 054)
Impairment of assets		—	(3 898)
Other items		(352)	(593)

Gross profit/(loss)		3 337	(1 957)
Corporate, administration and other expenditure		(611)	(731)
Exploration expenditure		(205)	(148)
Gains/(losses) on derivatives	11	(1 678)	484
Other operating expenses	5	(1 201)	(186)
Operating loss		(358)	(2 538)
Share of profits from associates		94	59
Acquisition costs	17	(45)	—
Investment income		375	308
Finance costs		(661)	(575)
Loss before taxation		(595)	(2 746)
Taxation	6	(255)	139
Current taxation		(58)	(143)
Deferred taxation		(197)	282

Net loss for the year		(850)	(2 607)
Attributable to:
Non-controlling interest		28	—
Owners of the parent		(878)	(2 607)
Loss per ordinary share (cents)	7
Basic loss		(164)	(498)
Diluted loss		(166)	(500)
The accompanying notes are an integral part of these condensed consolidated financial statements.

The provisional condensed consolidated financial statements (condensed consolidated financial statements) for the year ended 30 June 2020 have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Michelle Kriel CA(SA). This process was supervised by the financial director, Boipelo Lekubo CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 15 September 2020. These condensed consolidated financial statements have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (RAND)

		Year ended
Figures in million	Notes	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Net loss for the year		(850)	(2 607)
Other comprehensive income for the year, net of income tax		(1 958)	(684)
Items that may be reclassified subsequently to profit or loss:		(1 998)	(677)
Foreign exchange translation gain/(loss)	2	1 199	(50)
Remeasurement of gold hedging contracts	11	(3 197)	(626)

Items that will not be reclassified to profit or loss:		40	(7)
Gain on assets measured at fair value through other comprehensive income		25	—
Remeasurement of retirement benefit obligation
Actuarial gain/(loss) recognised during the year		17	(7)
Deferred taxation thereon		(2)	—

Total comprehensive income for the year		(2 808)	(3 291)
Attributable to:
Non-controlling interest		12	—
Owners of the parent		(2 820)	(3 291)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (RAND)
FOR THE YEAR ENDED 30 JUNE 2020

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2019	29 551	(11 710)	4 773	—	22 614
Issue of shares[1]	3 386	—	—	—	3 386
Share-based payments	—	—	186	—	186
Recognition of non-controlling interest[2]	—	5	—	(5)	—
Net profit/(loss) for the year	—	(878)	—	28	(850)
Other comprehensive income for the year	—	—	(1 942)	(16)	(1 958)
Dividends paid	—	—	—	(3)	(3)
Balance – 30 June 2020 (Reviewed)	32 937	(12 583)	3 017	4	23 375
Balance – 1 July 2018	29 340	(9 103)	5 227	—	25 464
Issue of shares	211	—	—	—	211
Share-based payments	—	—	230	—	230
Net loss for the year	—	(2 607)	—	—	(2 607)
Other comprehensive income for the year	—	—	(684)	—	(684)
Balance – 30 June 2019 (Audited)	29 551	(11 710)	4 773	—	22 614
1 Issue of shares is shown net of transaction cost of R80 million reflected in the statement of changes in equity. Refer to note 17 for further detail.
2 Refer to note 16.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET (RAND)

		At
Figures in million	Notes	30 June 2020 (Reviewed)	30 June 2019 (Audited)
ASSETS
Non-current assets
Property, plant and equipment	8	29 186	27 749
Intangible assets	8	536	533
Restricted cash		107	92
Restricted investments		3 535	3 301
Investments in associates		146	110
Inventories		47	43
Deferred tax assets	6	531	1
Other non-current assets		388	333
Derivative financial assets	11	50	197
Total non-current assets		34 526	32 359
Current assets
Inventories	12	2 421	1 967
Restricted cash		62	44
Trade and other receivables	10	1 308	1 064
Derivative financial assets	11	18	309
Cash and cash equivalents	18	6 357	993
Total current assets		10 166	4 377
Total assets		44 692	36 736
EQUITY AND LIABILITIES
Share capital and reserves
Attributable to equity holders of the parent company		23 371	22 614
Share capital	17	32 937	29 551
Other reserves		3 017	4 773
Accumulated loss		(12 583)	(11 710)
Non-controlling interest	16	4	—
Total equity		23 375	22 614
Non-current liabilities
Deferred tax liabilities	6	996	688
Provision for environmental rehabilitation	13	3 408	3 054
Provision for silicosis settlement	14	717	942
Retirement benefit obligation		193	201
Borrowings	15	7 463	5 826
Other non-current liabilities		101	5
Derivative financial liabilities	11	879	172
Total non-current liabilities		13 757	10 888
Current liabilities
Provision for silicosis settlement	14	175	—
Borrowings	15	255	89
Trade and other payables		3 006	2 875
Derivative financial liabilities	11	4 124	270
Total current liabilities		7 560	3 234
Total equity and liabilities		44 692	36 736
The accompanying notes are an integral part of these condensed financial statements

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (RAND)
FOR THE YEAR ENDED 30 JUNE 2020

		Year ended
Figures in million	Notes	30 June 2020 (Reviewed)	30 June 2019 (Audited)
CASH FLOW FROM OPERATING ACTIVITIES
Cash generated by operations		5 031	5 052
Interest received		86	69
Interest paid		(370)	(387)
Income and mining taxes paid		(24)	(55)
Cash generated from operating activities		4 723	4 679
CASH FLOW FROM INVESTING ACTIVITIES
Increase in restricted cash		(21)	(15)
Decrease in amounts invested in restricted investments	19	5	187
Redemption of preference shares from associates		59	32
Capital distributions from investments		7	30
Proceeds from disposal of property, plant and equipment		2	5
Additions to property, plant and equipment	19	(3 610)	(5 036)
Cash utilised by investing activities		(3 558)	(4 797)
CASH FLOW FROM FINANCING ACTIVITIES
Borrowings raised	15	6 541	1 522
Borrowings repaid	15	(5 661)	(1 353)
Proceeds from the issue of shares	17	3 466	211
Dividends paid to non-controlling interests	16	(3)	—
Lease payments		(38)	—
Cash generated from financing activities		4 305	380
Foreign currency translation adjustments		(106)	25
Net increase in cash and cash equivalents		5 364	287
Cash and cash equivalents – beginning of year		993	706
Cash and cash equivalents – end of year		6 357	993
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

1.	ACCOUNTING POLICIES
Basis of accounting
The condensed consolidated financial statements for the year ended 30 June 2020 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports and the requirements of the Companies Act no. 71 of 2008 of South Africa. The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements except for the changes discussed below.
The condensed consolidated financial statements have been prepared on a going concern basis.
Impact of the adoption of IFRS 16 – Leases
Scope of IFRS 16
IFRS 16 replaces the previous accounting standard on leases, IAS 17 Leases and related Interpretations. The new standard introduces a single lease accounting model and requires a lessee to capitalise most leases with certain exemptions. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.
Transition
The group has elected to apply IFRS 16 utilising the modified retrospective approach, under which the cumulative effect of adopting the new standard is recognised as an adjustment to the opening balance of retained earnings at 1 July 2019 with no restatement of comparative information. The cumulative effect of adopting the standard had no impact on opening retained earnings as the group has elected to recognise the right-of-use assets at an amount equal to the lease liability at 1 July 2019 together with the ability to set off deferred tax assets and liabilities resulting from the leased assets and liabilities. The lease liabilities were measured at the present value of the remaining lease payments at 1 July 2019 and discounted using the relevant incremental borrowing rate. The group has reassessed all contracts in determining the lease population. Refer to note 9 for details on the amount of right-of-use assets and lease liabilities recognised as well as the incremental borrowing rates used.
Expedients applied
The group has also applied the following practical expedients upon transition to the new standard:

•	The low value lease exemption – the group has elected to take the low value exemption with a value of R50 000 for the individual leased asset value;

•	The short-term lease exemption – leases with a duration of less than a year will be expensed in the income statement on a straight-line basis;

•
The accounting for operating leases with a remaining lease term of less than 12 months as at date of adoption will be classified as short-term leases and will not be recorded on the statement of financial position;

•	Use of hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease where appropriate;

•
Non-lease components – the group has applied the practical expedient not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component for the classes of underlying asset where it is appropriate to do so; and

•	Exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application.
Accounting policy
The leases accounting policy applicable from 1 July 2019 is as follows:
The group assesses whether a contract is or contains a lease at inception of a contract. The lease contracts are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease contracts do not impose any covenants, but leased assets may not be used as security for borrowing purposes.
The group recognises a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases and leases of low value assets. For these exceptions, the group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease. The lease contracts are typically made for fixed periods of between 12 to 48 months.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

1.	ACCOUNTING POLICIES continued
Impact of the adoption of IFRS 16 – Leases continued
Measurement and classification
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group has applied the IFRS 16 portfolio approach in determining the discount rate for leases. As such a single discount rate has been used for contracts that share similar characteristics. The group has determined that a portfolio of contracts that are denominated in the same currency may use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. The nature of the right-of-use assets was also considered.
Lease payments included in the measurement of the lease liability comprise:

•	fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•	the amount expected to be payable by the lessee under residual value guarantees;

•	the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
The non-current and current portions of the lease liability are included in other non-current liabilities and trade and other payables in the consolidated balance sheet respectively.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•
the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•
the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•
a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.
Lease term
The lease term shall be determined as the non-cancellable period of a lease, together with:

•	Periods covered by an option to extend the lease if management is reasonably certain to make use of that option; and / or

•	Periods covered by an option to terminate the lease, if management is reasonably certain not to make use of that option.
Treatment of right-of-use assets
Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.
Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.
The right-of-use assets are presented in the Property, Plant and Equipment line in the consolidated balance sheet.
The group applies its existing accounting policy on impairment of non-financial assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

2.	COVID-19 IMPACT
South Africa
On 27 March 2020, South Africa was placed under national lockdown, to curb the spread of the Coronavirus (COVID-19) and allow the country time in which to prepare for the demands the pandemic would have on its health care system. All of Harmony’s underground operations were placed on care and maintenance, with the surface operations permitted to continue working at close to 100% capacity.
Harmony rolled out a risk assessment-based COVID-19 prevention strategy across all of its operations before the lockdown was announced. The objective of the risk assessment was to identify, evaluate and rank the hazards associated with any exposures to COVID-19 and potential infections. It allowed the company to reduce or eliminate the probability of an employee contracting COVID-19 and to limit the severity should an employee be infected.
Harmony has been managing COVID-19 related health risks through the following measures:

•	a risk awareness campaign through various communication channels;

•	identification of high-risk employees;

•	the compulsory use of preventative personal protection equipment, which includes face masks, in designated areas in the workplace, increased hand washing and social distancing;

•	the sanitation of common areas and surfaces on a regular basis during the day;

•	placement of hand sanitisers and additional hand washing stations at the surface areas of the mines;

•	group meetings are avoided and where possible, meetings are conducted virtually in the form of tele-conferences or video-conferences;

•	implementation of work from home practices for central services and corporate office;

•	implementation of a comprehensive employee wellness monitoring and support programme, which includes a COVID-19 hotline.
On 1 May 2020, South African underground operations were granted concessions to start producing at a maximum capacity of 50% and as of 1 June 2020, operational restrictions were lifted further to allow the mining industry to operate at 100% of its labour capacity. Harmony’s COVID-19 Standard Operating Procedure (SOP) was adopted and rolled out, ensuring a safe return to work for each of its employees. Harmony’s SOP was informed by guidelines provided by the Department of Mineral Resources and Energy, the National Council for Infectious Diseases and the World Health Organisation.
The SOP included the transport of South African employees from remote labour-sending areas back to the company's mines. All requisite staffing, facilities and equipment were put in place to ensure rigorous screening as employees return to work and when at work, as well as isolate or quarantine employees infected by or exposed to COVID-19, with subsequent testing and treatment. Return to work has progressed smoothly albeit slowly, with the return of foreign nationals to South Africa taking longer than anticipated.
Papua New Guinea
Harmony’s Hidden Valley mine in Papua New Guinea has continued to operate at 100% of its labour capacity during the COVID-19 State of Emergency declared in that country. The delivery of essential supplies to the mine has continued, with strict isolation control measures in place. All non-essential staff has been removed from site and certain activities and expenditures have been curtailed to focus on safe, profitable operations during the pandemic. Protocols were adopted to allow the safe movement of personnel to and from site during this period.
Financial risk management
The effects of COVID-19 and other macro developments have increased financial risks such as exchange rate, interest rate and commodity price volatility, while also impacting on liquidity and credit risk. Management has put various measures in place to mitigate and/or manage the risks and continues monitoring the situation closely. Refer to note 18 for additional detail.
Balance sheet protection and liquidity measures
The Company committed to several measures to protect its balance sheet in the face of the global pandemic. These included cash preservation, the suspension of exploration and major capital projects and declaration of force majeure on select supplier agreements. Specific measures aimed at ensuring liquidity were undertaken, such as restructuring a portion of the derivatives maturing during April and May 2020 into the first three quarters of the new financial year, drawing down on the Rand and US Dollar facilities.
During June 2020, lenders agreed to relax certain requirements for compliance with debt covenants until December 2020. Refer to note 15 for disclosures on debt covenants.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

2.	COVID-19 IMPACT continued
Financial risk management continued
Market impact
Exchange rates
Due to the impact of the COVID-19 pandemic, the Rand has weakened significantly from the beginning of the 2020 calendar year, which was at levels of around R14.00/US$1, to its weakest level at the beginning of April 2020 of R19.05. The Rand recovered through May and June and the Rand closed at R17.32 on 30 June 2020. The Rand started weakening against the Australian dollar in April 2020 and closed at R11.96/A$1 on 30 June 2020, a 21% decrease in value. These movements in the currencies expose the group's operations to foreign currency gains and losses on foreign-denominated receivables and liabilities, including derivatives, and also impact the group’s translation of its International operating results and net assets into its Rand presentation currency, which resulted in a foreign exchange translation movement of R1.2 billion.
The most significant impact was on the increase in the Rand gold price Harmony received on its gold sales, of which R2.3 billion1 of the increase in revenue can be attributed to the exchange rate.
Commodity prices
Gold prices have rallied to an all-time high following the global economic fallout of COVID-19 and ongoing geopolitical uncertainty supporting its safe haven status with investors. The price of gold in US$ terms increased significantly over the period, closing at US$1 781/oz on 30 June 2020. This is a 26% increase from the closing price of US$1 410/oz on 30 June 2019. The average spot gold price received (that is, excluding the impact of hedging gains or losses) for the 2020 year was 21% higher at US$1 529/oz than in 2019 (US$1 263/oz), contributing approximately R5.2 billion2 to the increase in revenue year on year.
Interest rates
The US Federal Reserve lowered interest rates several times during the year, the majority unrelated to the COVID-19 pandemic. The rate cuts of 25 basis points were made on each of the following dates, 31 July 2019, 18 September 2019, 30 October 2019 and 3 March 2020. At an unscheduled meeting on 15 March 2020, an additional cut of 100 basis points was announced, reducing the rate to a range of between 0% and 0.25% as a benchmark for most interest rates.
The South African Reserve Bank (SARB) announced similar decreases in the prime lending rate during the year. The rate was cut by 25 basis points at the July 2019 and January 2020 meetings respectively. Following the interest rate cut by the Federal Reserve in March 2020, the SARB also announced a 100 basis point cut. At a special unscheduled meeting in April 2020, the SARB cut the rate by a further 100 basis points. During the scheduled May 2020 meeting, another 50 basis point cut was decided on, bringing the prime lending rate to 7.25% and the total cuts for the 2020 financial year to 300 basis points.
These decreases have had a favourable impact on the cost of debt, as the debt facilities are linked to variable rates, US LIBOR and JIBAR specifically. However, the finance cost on the US-denominated debt is impacted by the movement in the Rand/US$ exchange rate.
Impact on production
Management has worked with suppliers to ensure that there are minimal disruptions to the supply chain, which would otherwise impact negatively on the ability to continue with production. Stock levels for critical production and safety items were increased to cover an additional four weeks. In South Africa, some issues have been experienced where raw materials are imported as well as where certain manufacturers have been affected by absenteeism due to COVID-19. Supplies to the operations in Papua New Guinea have not been affected as management has been able to find alternative sources where necessary.
Contributing to communities
Harmony’s response to COVID-19 demonstrated once again our ability to respond quickly to challenging issues; in this case, protecting the lives and livelihoods of our employees, ensuring the continued viability of our business, and contributing to the wellbeing of the communities around us and of the countries in which we operate.
Notwithstanding the challenges we faced during the pandemic, we provided emergency help and support in various forms to families most in need in our neighbouring communities, both in South Africa and Papua New Guinea.

1 Calculated by multiplying actual kilograms sold by the variance in the average exchange rates year on year and 2019's average US$ gold price
2 Calculated by multiplying actual kilograms sold by the variance in the average US$ gold price year on year and 2020's average exchange rate

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

2.	COVID-19 IMPACT continued
Taxation
In response to challenges faced by companies during the COVID-19 pandemic, governments have implemented various stimulus packages to provide some relief to companies. In South Africa, various taxes have been delayed, such as carbon tax, where the first payment has been postponed to October 2020. In addition, a tax holiday of the skills development levy was introduced.
Impact on critical estimates and judgements
The uncertainty of the impact of the COVID-19 pandemic on the global economy caused significant volatility in the markets, as discussed above. This impacted on certain assumptions and estimates as at 30 June 2020 that management used in calculations which are revised annually or assessed at each reporting date.
Key assumptions for the calculation of the mining assets' recoverable amounts include commodity prices and exchange rates. The increase in the US$ gold price and the weakening of the Rand against the US$ affected the short- and medium-term views in the forecasts management received from various institutions in order to determine the assumptions for impairment testing. However, management determined its reserves using the long-term price of US$1 350/oz or R630 000/kg and prepared the life-of-mine plans for the 2021 financial year at this price. Refer to note 8 for further details on the assumptions used in the impairment test.
The valuation of the derivatives was also impacted by the changes in the commodity prices and Rand/US$ exchange rate. Refer to notes 11 and 18 for details of the fair value movements at 30 June 2020.
The changes in the interest rates impacted on discount rates that are based on risk-free rates. These include, but are not limited to, the provisions for environmental rehabilitation, silicosis settlement and post-retirement benefits, the determination of recoverable amounts for testing impairments of non-financial assets as well as in recoverability of financial assets. Where possible and deemed relevant, management used weighted averages over a period of time to determine the estimated rates. In all cases, the discount rate decreased, the quantum of the decrease depending on whether the rate was a short-, medium- or long-term rate.

3.	REVENUE

	Year ended
Figures in million	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Revenue from contracts with customers	30 642	26 459
Gold[1]	29 704	25 693
Silver[2]	839	589
Uranium[3]	99	177
Hedging gain/(loss)[4]	(1 397)	453
Total revenue[5]	29 245	26 912

[1]
The increase is mainly due to a higher gold price. The average gold price received increased by 25.4% to R735 569/kg from R586 653/kg in 2019. This increase is offset by the decrease in production of 15% from 44 734kg in the 2019 to 37 863kg in the current year.

[2]
Derived from the Hidden Valley operation in Papua New Guinea. The average silver price received increased by 24.1% year on year in Rand terms. Silver produced increased by 11% to 97 332 kg from 87 325 kg in the prior year.

[3]	Derived from the Moab Khotsong operation. The decrease is mainly due to lower sales volumes as a result of the South African national lockdown that took place due to COVID-19.

[4]	Relates to the realised effective portion of the hedge-accounted gold derivatives. Refer to note 11 for further information.

[5]	A geographical analysis of revenue is provided in the segment report.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

4.	COST OF SALES

	Year ended
Figures in million	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Production costs – excluding royalty[1]	21 721	20 131
Royalty expense[2]	327	193
Amortisation and depreciation[3]	3 508	4 054
Impairment of assets[4]	—	3 898
Rehabilitation expenditure	47	33
Care and maintenance cost of restructured shafts	146	134
Employment termination and restructuring costs	40	242
Share-based payments	130	155
Other	(11)	29
Total cost of sales	25 908	28 869

[1]
Production costs increased during the 2020 year mainly in line with expectations, with the South African national lockdown from the end of March 2020 impacting on production volumes while the cost base remained mostly unchanged. Contributing to the increase year on year is a decrease of R557 million in the capitalised stripping credit related to the Hidden Valley operation.

[2]	The royalty expense increased during the 2020 year due to the increased profitability as a result of the higher gold price.

[3]
Lower production volumes during the 2020 year, partially due to the closure of underground mines following the announcement of the South African national lockdown, impacted on the depreciation recorded and contributed to the decrease year on year. The completion of the mining of Stage 5 at Hidden Valley during the December 2019 quarter contributed to the decrease. The impairments recognised on certain operations in South Africa during the 2019 year significantly impacted on the base which depreciation is calculated on and the lower carrying values contributed to the lower total compared to the comparative period.

[4]	No impairments or reversal of impairments of assets were recognised during the year. Refer to note 8 for further details.

5.	OTHER OPERATING EXPENSES

	Year ended
Figures in million	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Social investment expenditure	143	155
Loss on scrapping	62	21
Foreign exchange translation loss[1]	892	86
Silicosis settlement provision/(reversal of provision)[2]	36	(62)
Other operating (income)/expenses - net	68	(14)
Total other operating expenses	1 201	186

[1]
The foreign exchange loss is driven primarily by the prevailing exchange rates at the drawdown and repayment dates of the US$ denominated loans as well as the exchange rate movements during the year. Refer to note 15 for the details of the foreign exchange translation loss on the US$ borrowings.

[2]	Refer to note 14 for details.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

6.	TAXATION

(a)	Current taxation
The higher gold price received contributed to the tax expense for the year. The expense was partially offset by non-mining losses resulting from the derivatives in the South African entities.

(b)	Deferred taxation
Following the completion of the annual life-of-mine plans, management revised the weighted average deferred tax rates for all the South African operations. The higher gold price assumption used resulted in an increase in the estimated profitability and consequently higher rates than in the prior year. Refer to note 8 for the assumptions used. These changes, together with changes in the temporary differences, had the following impacts:

•	The change in rates on temporary differences at the individual company level, other than hedge-accounted derivatives, resulted in an increase in the deferred tax expense and liability of R493 million.

•	Unwinding of temporary differences related to unredeemed capital expenditure balance resulted in an increase of R298 million.

•
The weakening of the Rand against the US$ and the increase in the commodity prices negatively impacted on the valuation of the derivative financial instruments. Refer to notes 11 and 18 for detail. The temporary differences related to the Rand gold derivatives changed from taxable temporary differences (ie resulting in a deferred tax liability) to deductible temporary differences (resulting in a deferred tax asset). Management assessed the rates at which the temporary differences are expected to reverse and as the expected non-mining losses can be set off against the mining profits, the rates have been revised from the non-mining tax rate of 28% to the weighted average deferred tax rate. This accounts for R510 million of the deferred tax credit directly charged to other comprehensive income.

•
The net deferred tax positions for each of the group's entities are assessed separately. Two companies have net deferred tax asset positions and therefore recoverability of these assets was considered. The position at 30 June 2020 was as follows:

Figures in million	Harmony Company	Randfontein Estates
Temporary differences	1 079	(155)
Assessed losses	574	534
Total	1 653	379
Deferred tax rate	29.8%	10.1%
Deferred tax asset	492	39
At 30 June 2020, management considered whether the unrecognised deferred tax asset (DTA) related to the Harmony company should be recognised, partly or in full. A portion of the DTA relates to an assessed loss of R574 million, which arose due to the foreign exchange translation losses as well as the losses from derivatives previously incurred. The company's operations include the Central Plant Reclamation (CPR), a tailings retreatment facility. As a low cost producer, its profit margins are highly sensitive to fluctuations in the gold price. In addition, the higher short-term gold price also significantly benefits Masimong's profitability, which has only two years remaining of its life. Due to the significant expected increase in the short-term Rand gold price used in the estimation of future taxable profits for the mining operations owned by the Harmony company, it is considered probable that sufficient future taxable profits will be available against which the aforementioned assessed loss and the current taxable temporary differences existing at the reporting date can be utilised. Consequently, a deferred tax asset of R492 million has been recognised, consisting of R171 million relating to the assessed loss and R321 million relating to deductible temporary differences.
Management believes there will be sufficient future taxable income from the operations owned by Randfontein Estates and therefore the entire balance of R39 million was recognised at 30 June 2020.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

7.	EARNINGS/(LOSS) PER ORDINARY SHARE

	Year ended
	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Weighted average number of shares (million)	535	524
Weighted average number of diluted shares (million)	547	533
Total earnings/(loss) per share (cents):
Basic loss	(164)	(498)
Diluted loss[1]	(166)	(500)
Headline earnings/(loss)	(154)	204
Diluted headline earnings/(loss)	(157)	197

[1]
The dilution is as a result of the potential reduction in earnings attributable to equity holders of the parent company as a result of the exercise of the Tswelopele Beneficiation Operation (TBO) option. TBO contributed a profit for the six months ended 31 December 2019 and therefore the reduction in earnings attributable to Harmony would increase the loss and loss per share. Following the vesting of the option (refer to note 16), there has been no further impact.

Reconciliation of headline earnings:

	Year ended
Figures in million	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Net loss for the year attributable to owners of the parent	(878)	(2 607)
Adjusted for:
Impairment of assets	—	3 898
Taxation effect on impairment of assets	—	(239)
Profit on sale of property, plant and equipment	(2)	(5)
Loss on scrapping of property, plant and equipment	62	21
Taxation effect on loss on scrapping of property, plant and equipment	(10)	(1)
Headline earnings/(loss)	(828)	1 067

8.	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Impairment of property, plant and equipment (including goodwill)
Management performed an assessment for impairment triggers as well as indications of reversal of previously recorded impairment losses at 30 June 2020. Due to the uncertainty of the impact of the COVID-19 pandemic and the South African national lockdown would have on the South African underground operations, as well as the increase in the short-term gold price, the recoverable amounts for these cash-generating units (CGUs) were calculated. The recoverable amounts for these assets were determined on a fair value less cost to sell basis using assumptions in the discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.
Estimates and judgements
The recoverable amount of mining assets is determined utilising real discounted future cash flows or resource multiples in the case of undeveloped properties and certain resource bases. During this year's planning and testing, commodity price and exchange rate assumptions as per the table below were used. Due to the increase in the US$ commodity price and weakening of the Rand against the US$ at the end of the financial year, management decided it would be appropriate to differentiate between short-, medium- and long-term assumptions used in the models. The long-term price was determined as part of the annual budgeting process and is used in the life-of-mine plans and is also the cut-off price for calculating reserves included in the declaration of reserves and resources in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). The resource multiple values are unchanged from the prior year, given the long-term nature of the projects that are valued in this manner.
Post-tax real discount rates ranging between 9.0% and 11.5% (2019: 8.9% and 11.1%), depending on the asset, were used to determine the recoverable amounts.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

8.	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS continued
Impairment of property, plant and equipment (including goodwill) continued
Estimates and judgements continued

	Year ended
Figures in million	30 June 2020 (Reviewed)	30 June 2019 (Audited)
US$ gold price per ounce
– Year 1	1 610	1 325
– Year 2	1 558	1 310
– Year 3	1 469	1 290
– Long term (year 4 onwards)	1 350	1 290
US$ silver price per ounce
– Year 1 and Year 2	17.00	15.75
– Long term (Year 3 onwards)	17.00	17.00
Exchange rate (R/US$)
– Year 1	16.72	14.43
– Year 2	15.47	14.25
– Year 3	15.29	14.11
– Long term (Year 4 onwards)	14.51	14.11
Exchange rate (PGK/US$)	3.45	3.34
Rand gold price (R/kg)
– Year 1	865 000	615 000
– Year 2	775 000	600 000
– Year 3	722 000	585 000
– Long term (Year 4 onwards)	630 000	585 000
Additional resources multiples US$/oz
Measured	25.00	25.00
Indicated	8.00	8.00
Inferred	2.80	2.80
Due to the volatilities experienced in the markets and the uncertainty in forecasting future cash flows due to the impact of the COVID-19 pandemic, management has used various probability scenarios in determining the recoverable amounts for the CGUs at 30 June 2020.
The following were factored into management's judgements:

•	infection rates and the timing of the expected peaks in the provinces that Harmony's operations are situated in, based on models prepared by the South African government;
•expected disruptions to production together with the mitigation strategies management has in place;
•potential duration of the impact of the virus and the related restrictions in operations; and
•potential changes of the timing of various cash flows due to shortened production breaks.
Management included estimates of the staffing costs for screening and monitoring employees at work as well as those that are in quarantine. The cost estimates also include the accommodation expenses for employees in quarantine or isolation as well as the treatment cost for those with mild symptoms and those with severe symptoms that need to be hospitalised. These estimates were based on actual costs incurred for the period March to June 2020.
In preparing the various scenarios, management considered and varied:

•	the potential impact on production and therefore on the revenue cash flows, based on historical trends that have been extrapolated to account for varying disruption levels;
•the duration of potential disruptions to production, ranging from 12 months to 24 months;

•
the infection rates and associated costs. Where infections were assumed to continue into Year 2, the rate was dependant on the assumed infections in Year 1, with a higher rate in Year 1 resulting in a lower rate in Year 2, and vice versa.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

8.	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS continued
Impairment of property, plant and equipment (including goodwill) continued
Estimates and judgements continued
Management assumed that the production costs would be largely unaffected as employees would either be at work or on sick leave, while the strategy of moving crews around would ensure production carried on without undue disruption and therefore would not impact on costs such as consumables and electricity.
The calculated cash flows were then weighted based on management's expectation of each of the scenarios occurring. The resulting amounts were discounted using the specific discount rate for each operation in order to determine the recoverable amount.
Results of impairment and reversal assessment
Based on the impairment tests performed, no impairments were recorded for the 2020 year. Where CGUs had previously been impaired, management considered whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed.  Management also considered the level of uncertainty of the impact of COVID-19 on production and therefore on the cash flows. Due to the volatility embedded in the potential upside driven by the higher gold prices in the short to medium term, coupled with the fact that the factors resulting in the previously recognised impairment losses had not reversed, management resolved it to be appropriate for no reversal of previously recognised impairment losses to be recorded for the period under review.
Sensitivity analysis
One of the most significant assumptions that influence the life-of-mine plans and therefore impairment assessments is the expected commodity prices. A 10% decrease in the gold price and resource values used (with all other variables held constant) would have resulted in the following impairment being recorded as at 30 June 2020:

Year ended
30 June 2020
Figures in million	10% decrease
Tshepong Operations	3 352
Kusasalethu	441
Target 1	804
Joel	716
Bambanani	94
Other Freegold assets	20
Unisel	6
Moab Khotsong	15
Joel operation
At 1 January 2020, management performed an assessment of Joel's Level 137 decline project to determine whether it had reached commercial levels of production. It was considered substantially complete and ready for its intended use as:
•capital expenditure is 98% of project cost estimates
•more than an insignificant amount of gold is being produced in a saleable form and
•the level has the ability to sustain the ongoing production of gold.
The accumulated cost of developing the level (approximately R900 million) was transferred from assets under construction to mining assets within property, plant and equipment. The capitalisation of borrowing costs ceased and depreciation commenced as of 1 January 2020.
Wafi-Golpu development
Capitalisation of certain project expenses on Wafi-Golpu was halted from 1 July 2019 following delays in the permitting of the project. The expenses were for holding purposes and did not result in future economic benefit. These have been included in exploration expenditure in the income statement and amounted to R123 million for the 2020 year.
Management is confident that the permitting process will continue, given the progress to date on the various agreements required for the permitting process and granting of a Special Mining Licence. Key permitting activities are continuing and are fully supported and resourced.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

9.	LEASES
Key judgements applied in determining the right-of-use assets and lease liability were:

•
assessing whether an arrangement contains a lease: factors considered are whether an arrangement includes an identified asset; whether Harmony has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use; whether Harmony has the right to direct the use of the asset; whether Harmony has the right to operate the asset throughout the period of use without the supplier having the right to change operating instructions and whether a service contract includes the implicit right to the majority of the economic benefit from assets used in providing the service;

•
determining the lease term: management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option, such as whether the rates quoted by suppliers are competitive; whether a need still exists for the asset/service obtained from the supplier and whether the supplier is deemed as a reliable contractor. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee. The group applies the considerations for short-term leases where leases are modified to extend the period by 12 months or less on expiry and these modifications are assessed on a standalone basis; and

•
determining the discount rate: in determining the incremental borrowing rates, management considers the term of the lease, the nature of the asset being leased, in country borrowings as well as other sources of finance.

The group leases various assets including buildings, plant, equipment, containers and machinery. The right-of-use assets arising from these leases are included in the property, plant and equipment balance in the consolidated balance sheet. The movement in the right-of-use assets is as follows:

Year ended
Figures in million	30 June 2020 (Reviewed)
Balance at beginning of the period	—
Impact of adopting IFRS 16 – 1 July 2019	81
Additions	106
Depreciation	(45)
Terminations	(8)
Translation	17
Balance at end of the period	151
The non-current and current portions of the lease liability is included in other non-current liabilities and trade and other payables in the consolidated balance sheet respectively. The movement in the lease liabilities is as follows:

Year ended
Figures in million	30 June 2020 (Reviewed)
Balance at beginning of the period	—
Impact of adopting IFRS 16 – 1 July 2019	81
Additions	93
Interest expense on lease liabilities	8
Lease payments made	(46)
Terminations	(8)
Translation	13
Balance at end of the period	141
Current portion of lease liabilities	60
Non-current portion of lease liabilities	81

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

9.	LEASES continued
The maturity of the group's undiscounted lease payments is as follows:

Year ended
Figures in million	30 June 2020 (Reviewed)
Less than and including one year	67
Between one and five years	86
Five years and more	—
Total	153
Reconciliation between lease commitments as at 30 June 2019 and IFRS 16 lease liability as at 1 July 2019:

Year ended
Figures in million	30 June 2020 (Reviewed)
Lease commitments as at 30 June 2019[1]	38
Effect of options to extend the lease term	64
Discounting of lease liabilities	(21)
Impact of adopting IFRS 16 – 1 July 2019	81

[1]	The lease commitments represent solely payments under non-cancellable periods per the contracts and exclude any options to extend the lease term.

The weighted average incremental borrowing rate at the date of initial application is 9.82% for the South African operations and 5.84% for the International operations.
The amounts included in the income statement relating to leases:

Year ended
Figures in million	30 June 2020 (Reviewed)
Depreciation of right-of-use assets[1]	45
Interest expense on lease liabilities[2]	8
Short-term leases expensed[3,4]	96
Leases of low value assets expensed[3]	19
Variable lease payments expensed[3,5]	690

[1]	Included in depreciation and amortisation.

[2]	Included in finance costs.

[3]	Included in production costs and corporate, administration and other expenditure.

[4]	The amount includes leases that expire within 12 months of adoption as management elected the short-term expedient.

[5]
These payments relate mostly to mining and drilling contracts. Variable lease payments made comprise 81% of the total lease payments made during the period. The majority of the variable lease payments made relate to the contracting of specialists for mining operations at Harmony's open pit mines and are determined on a per tonne or square metre basis.

10.	TRADE AND OTHER RECEIVABLES AND OTHER NON-CURRENT ASSETS
The balance at 30 June 2020 includes an increase of R175 million in the metals debtor as well as R144 million in the VAT/GST receivable.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

11.	DERIVATIVE FINANCIAL INSTRUMENTS

Figures in million	Rand gold hedging contracts (a)	US$ gold hedging contracts	Other derivative contracts	Total
As at 30 June 2020 (Reviewed)
Derivative financial assets	19	8	41	68
Non-current	10	5	35	50
Current	9	3	6	18
Derivative financial liabilities	(3 626)	(356)	(1 021)	(5 003)
Non-current	(717)	(96)	(66)	(879)
Current	(2 909)	(260)	(955)	(4 124)

Net derivative financial instruments	(3 607)	(348)	(980)	(4 935)
Unamortised day one net loss included above	18	8	—	26
Unrealised losses included in other reserves, net of tax	3 053	342	—	3 395

Movement for the year ended 30 June 2020
Realised losses included in revenue	(1 263)	(134)	—	(1 397)

Unrealised losses on gold contracts recognised in other comprehensive income	(4 820)	(391)	—	(5 211)

Losses on derivatives	—	—	(1 403)	(1 403)
Unrealised losses reclassified to profit or loss as a result of discontinuance of hedge accounting	(235)	—	—	(235)
Day one loss amortisation	(34)	(6)	—	(40)

Total losses on derivatives	(269)	(6)	(1 403)	(1 678)

Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(4 820)	(391)	—	(5 211)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	4 820	391	—	5 211

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

11.	DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million	Rand gold hedging contracts (a)	US$ gold hedging contracts	Other derivative contracts	Total
As at 30 June 2019 (Audited)
Derivative financial assets	45	5	456	506
Non-current	23	1	173	197
Current	22	4	283	309
Derivative financial liabilities	(321)	(55)	(66)	(442)
Non-current	(158)	(14)	—	(172)
Current	(163)	(41)	(66)	(270)

Net derivative financial instruments	(276)	(50)	390	64
Unamortised day one net loss included above	36	5	—	41
Unrealised losses included in other reserves, net of tax	165	49	—	214

Movement for the year ended 30 June 2019
Realised gains included in revenue	453	—	—	453

Unrealised losses on gold contracts recognised in other comprehensive income	(302)	(49)	—	(351)

Gains included in gains on derivatives	—	—	516	516
Day one loss amortisation	(31)	(1)	—	(32)

Total gains/(losses) on derivatives	(31)	(1)	516	484

Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(302)	(49)	—	(351)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	302	49	—	351

Reconciliation of the hedge reserve:

	Year ended
Figures in million	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Opening balance	(214)	413
Remeasurement of gold hedging contracts	(3 197)	(627)
Unrealised gain/(loss) on gold contracts	(5 211)	(351)
Unrealised losses reclassified to profit or loss as a result of discontinuance of hedge accounting	235	—
Released to revenue	1 397	(453)
Foreign exchange translation	(37)	—
Deferred taxation thereon	419	177
Attributable to non-controlling interest	16	—
Closing balance	(3 395)	(214)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

11.	DERIVATIVE FINANCIAL INSTRUMENTS continued
Hedge accounting
Harmony has entered into gold forward sale derivative contracts to hedge the risk of lower gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income.
Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments. The group enters into gold forward contracts that have similar terms as the hedged item, such as notional amount, maturity date and reference gold spot price thereby ensuring that an economic relationship exists between the hedging instrument and the hedged item and resulting in a hedge ratio of 1:1. Potential sources of hedge ineffectiveness include counterparty and own credit risk, day one gains and losses, a mismatch in the timing of the derivative and underlying gold sale maturities, location differential and the refining margin. Hedge ineffectiveness is measured by comparing the change in the expected cash flows from a forward sale contract versus the sale of an equivalent quantity of gold in the open market. Ineffectiveness results when the changes in the fair values in the hedging instruments exceed the fair value changes in the hedged item. A negligible amount of ineffectiveness was experienced during the years presented.
The gains and losses from derivative contracts to which hedge accounting are not applied are included in gains/(losses) on derivatives.

(a)	Rand gold contracts
Discontinuance of hedge accounting
As a result of the original 21-day lockdown announced in South Africa, effective 27 March 2020, aimed to slow the spread of COVID-19, Harmony closed all deep-level underground mines in South Africa. As a result of the closure, a significant volume of the underlying exposure that was originally intended to be hedged was delayed.
A total of 63 400 ounces of gold forwards were originally set to mature in the months of April and May 2020. After assessing forecasts of gold production at 1 April 2020, the hedged items, being the sales of gold, relating to 30 500 ounces of gold forwards were assessed to no longer be probable. The hedged items relating to the remaining balance of gold forwards were still considered to be highly probable.
Due to the fact that the occurrence of the forecast transactions/hedged items were no longer considered probable, there was no longer an effective hedging relationship and therefore hedge accounting for these hedges was discontinued. Unrealised losses relating to these hedges amounting to R48 million and R187 million of restructured contracts discussed below, previously recognised in other comprehensive income, were immediately reclassified to profit or loss and disclosed under gains/losses on derivatives.
Restructuring of contracts
In response to the gold forwards’ hedged items no longer being probable and in order to better match the cash flows relating to the underlying exposure, certain of the Rand gold forwards with maturities between 15 April 2020 and 31 May 2020 were effectively extended to mature between the periods July 2020 and March 2021.
The restructured gold forwards retained the pricing of the original forwards. They were not designated as hedging instruments as the difference in the costing structure would have required a different effectiveness assessment than currently used by management. Unrealised losses relating to the hedges amounting to R187 million, previously recognised in other comprehensive income, were immediately reclassified to profit or loss and disclosed under gains/losses on derivatives. All future gains and losses on the restructured hedges will be recognised in profit or loss. These contracts are included in Other derivative contracts.
Subsequently, losses of R70 million have been recognised in profit and loss.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

11.	DERIVATIVE FINANCIAL INSTRUMENTS continued
The following table shows the open position at the reporting date:

	FY 2021				FY2022				TOTAL
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Foreign exchange contracts
Zero cost collars
US$m	116	115	99	65	47	42	27	—	511
Average Floor	15.36	15.4	15.44	15.91	16.32	16.93	17.99	—	15.81
Average Cap	16.45	16.58	16.62	17.28	17.9	18.54	19.65	—	17.09
Forward contracts
US$m	66	44	35	12	9	9	8	—	183
Average Forward rate	15.83	15.82	16.13	16.93	18.18	18.41	18.71	—	16.38
R/gold
'000 oz - restructured	8	8	8	—	—	—	—	—	24
'000 oz - cash flow hedge	80	78	77	71	61	44	25	10	446
Average R'000/kg	673	679	691	737	806	851	950	1037	743
US$/gold
'000 oz - cash flow hedge	12	12	12	12	12	12	10	5	87
Average US$/oz	1 413	1 442	1 489	1 521	1 561	1 606	1 710	1 760	1 543
Total gold
'000 oz	100	98	97	83	73	56	35	15	557
US$/silver
'000 oz	360	340	300	270	230	90	10	—	1600
Average Floor	17.47	17.87	18.01	18.17	18.21	17.86	18.40	—	17.91
Average Cap	18.92	19.37	19.50	19.70	19.75	19.44	20.15	—	19.41
Refer to note 18 for details on the fair value measurements.

12.	INVENTORIES
The consumables’ balance increased R298 million year on year, primarily as a result of the impact of the weakening of the Rand against the Australian dollar from R9.91/A$1 at 30 June 2019 to R11.96/A$1 at 30 June 2020 and the resultant movement when translating the balance for the Hidden Valley operations at year-end.
The run-of-mine (ROM) stock at the Hidden Valley operations increased by R294 million year on year following the commencement of the stage 6 cut-back. The increase includes approximately R72 million which is attributable to translation.

13.	PROVISION FOR ENVIRONMENTAL REHABILITATION
The balance at 30 June 2020 increased by R354 million, of which R208 million relates to the translation of the balance related to Hidden Valley. The remaining increase relates to the unwinding of the time value of money due to the passage of time.

14.	PROVISION FOR SILICOSIS SETTLEMENT
On 26 July 2019, the Johannesburg High Court approved the R5.2 billion settlement of the silicosis and tuberculosis class action suit between the Occupational Lung Disease Working Group – representing Harmony, Gold Fields, African Rainbow Minerals, Anglo American SA, AngloGold Ashanti and Sibanye-Stillwater – and lawyers representing affected mineworkers. The mandatory three-month period, during which potential beneficiaries could opt out of the settlement agreement, is completed and the Tshiamiso Trust has been set up to track and trace class members, process all submitted claims, including the undertaking of medical examinations, and pay benefits to eligible claimants.
Harmony has provided for the estimated cost of the settlement based on actuarial assessments. At 30 June 2020, management estimated Harmony's share as R892 million (pre-tax). The time value of money recognised for the year ended 30 June 2020 is R69 million and the change in estimate is a loss of R36 million caused by changes in the interest rate assumptions.
Payments to the trust set up to administer the settlement during the 2020 year amounted to R155 million, which included benefit contributions. A portion of the provision has been transferred to current liabilities.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

15.	BORROWINGS
During the year ended 30 June 2020:

•
On 26 September 2019, Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank Limited and ABSA Bank Limited, concluded a new US$400 million facility, replacing the previous US$350 million facility. The tenure of three years can be extended by another one year. The key terms and conditions of the facility are included in the table below.

•	As part of the facility, the tangible net worth to net debt covenant was set to at least 4 times and the same ratio was applied to all other facilities.

•	An amount of US$295 million (R4 465 million) was repaid on the old facility, while US$300 million (R4 541 million) was drawn down on the new facility during October 2019.

•	In order to ensure liquidity during the South African national lockdown, a further US$50 million (R900 million) was drawn down on the US$400 million facility during the June 2020 quarter.

•	R1 100 million was drawn down and R1 100 million was repaid on the R2 billion facility.

•	Harmony repaid US$6 million (R95 million) on the Hidden Valley Westpac Bank loan.

•
During the June 2020 quarter, lenders agreed to relax the tangible net worth to net debt covenant from 4 times to 2 times until December 2020, in order to provide flexibility to the group following the disruptions from the COVID-19 pandemic.

•
Harmony concluded a bridge loan facility of US$200 million with a syndicate of lenders on 16 June 2020 in order to fund the acquisition of assets from AngloGold Ashanti Limited (refer to note 17 for further details). The terms and conditions of the facility are as follows:

Facility:	US$200 million
Maturity date:	June 2021
Interest rate:	LIBOR + 1.80% for the first 6 months
LIBOR + 2.40% for the next 3 months
LIBOR + 3.00% for the last 3 months
No draw-down had been done on the loan at 30 June 2020. Refer to note 24 for details of the cancellation after year-end.
There were no breaches of the loan covenants for the 2020 and 2019 financial years.

Refer to note 24 for events subsequent to the reporting date.

Figures in million	US$ term loan US dollar	US$ RCF US dollar	Rand term loan SA rand	Rand RCF SA rand	Westpac fleet loan US dollar
Borrowings summary at 30 June 2020
Original facility	200	200	600	1 400	N/A
Drawn down/ loan balance	200	150	600	900	14
Undrawn committed borrowing facilities	N/A	50	N/A	500	N/A
Maturity	September	September	November	November	July
	2023	2023	2022	2022	2022
Interest rate	LIBOR + 3.05%	LIBOR + 2.90%	JIBAR + 2.90%	JIBAR + 2.80%	LIBOR + 3.20%

	Year ended
Figures in million	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Translation loss on US$ facilities	(967)	(99)
Rand/US$ exchange rate:
Closing/spot	17.32	14.13
Average	15.66	14.18

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

16.	NON-CONTROLLING INTEREST
In 2013 Harmony entered into a transaction to fund an empowerment transaction to sell 25% of its Phoenix operation (now Tswelopele Beneficiation Operation(TBO)) to Black Economic Empowerment (BEE) shareholders. The transaction was accounted for as an in-substance option as the BEE shareholders would only share in the upside of their equity interest in TBO until the date the loans provided by Harmony were fully repaid.
Effective 31 December 2019, the BEE shareholder loans were repaid in full and the option is deemed to have been exercised. The portion of the BEE shareholders' interest in TBO was measured at the net asset value of negative R5 million and reclassified to non-controlling interest on this date. On initial recognition, TBO's negative net asset value of R5 million consists of accumulated profits of R222 million and a historic debit common control reserve of R250 million.
The total comprehensive income attributable to the BEE shareholders allocated to non-controlling interest for the six months ended 30 June 2020 was R12 million and includes a portion of the unrealised loss from the hedges in other reserves. A dividend was declared by TBO on 5 March 2020 and the portion to non-controlling interests amounted to R3 million.

17.	ACQUISITION OF ANGLOGOLD ASHANTI'S REMAINING SOUTH AFRICAN ASSETS
Transaction
On 12 February 2020, Harmony announced that it had reached an agreement with AngloGold Ashanti Limited (AGA) to purchase AGA's remaining South African producing assets and related liabilities. The transaction includes the following assets and liabilities:

•	The Mponeng mine and its associated assets and liabilities;

•
The Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;

•	First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities (the FUSA Group);

•	Covalent Water Company (Pty) Limited (CWC), AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited; and

•	Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities (the VR Remaining assets).
Consideration for the transaction is a cash payment of US$200 million, due on the closing date, and contingent consideration subject to the following criteria:

•
US$260 per ounce payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250 000 ounces per year for six years commencing 1 January 2021. Based on AGA's current production forecast, this was estimated at approximately US$100 million at the time that the deal was announced; and

•	US$20 per ounce payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure.
The agreement is subject to certain conditions precedent. Refer to note 24.
Funding of acquisition consideration through debt and shares
Harmony concluded a bridge loan to fund the acquisition consideration. Refer to note 15 and note 24 for further detail.
As part of the funding strategy, Harmony approached its shareholders for authorisation to issue shares up to US$200 million to fund the acquisition consideration through:

•	a general authority to issue ordinary shares for cash, subject to the restrictions set out in the JSE Listings Requirements including that only public shareholders may participate;

•	a vendor consideration placement as set out in the JSE Listings Requirements, which would enable non-public shareholders to participate subject to certain conditions;

•	or a combination of the above.
An Extraordinary General Meeting was held on 11 June 2020 and the requisite majority of the shareholders approved all of the ordinary and special resolutions. Following this, on 24 June 2020 Harmony successfully completed the share placement of 60 278 260 new ordinary shares in Harmony with existing and new institutional investors at a price of R57.50 per share, raising the proceeds of US$200 million (R3 466 million). The shares issued represented, in aggregate, approximately 11.1% of Harmony’s issued ordinary share capital before the placing. The placing price represented a discount of 5.4% to the closing share price on 24 June 2020 and a 3.5% discount to the 30-day volume-weighted average price (VWAP). The shares were issued on 30 June 2020 and the proceeds were received on the same day. The share issue costs amounted to R80 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

17.	ACQUISITION OF ANGLOGOLD ASHANTI'S REMAINING SOUTH AFRICAN ASSETS continued
Acquisition and integration costs
In anticipation of the transaction, Harmony has incurred various costs directly attributable to the acquisition process. These costs include attorney and advisory fees as well as costs related to the bridge loan. The acquisition costs are shown as a separate line in the income statement.
There have also been costs incurred in preparation for the integration of the acquired assets into Harmony's existing structures and systems. These costs include project management and consultancy fees, software licensing costs and the purchase of certain equipment required to interface with the Harmony systems. These costs amount to R4 million for the 2020 year and have been included in Corporate, administration and other expenditure.
Accounting considerations
Management has performed an initial assessment of the assets to be acquired and has determined that they meet the definition of a business per IFRS 3, Business Combinations (as amended and applicable to Harmony from 1 July 2020).
Following the fulfilment of the conditions precedent, management will begin with a purchase price allocation in accordance with the requirements of IFRS 3 for the business combinations. The process is expected to take several months to complete.
Subsequent events
Refer to note 24 for developments after the reporting date.

18.	FINANCIAL RISK MANAGEMENT ACTIVITIES
Since March 2020, the COVID-19 pandemic has impacted on various aspects of Harmony's operating environment. Where relevant, reference is made to certain impacts in the discussions below, however a detailed discussion thereof is included in note 2.
Foreign exchange risk
Harmony's revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it.
Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 11 and the fair value determination section below for further detail on these contracts.
The Rand has weakened significantly during the 2020 year, especially during the June 2020 quarter as a result of the COVID-19 pandemic, closing at R17.32/US$1 on 30 June 2020 (2019: R14.13/US$1). This negatively impacted on the valuation of contracts that matured during the quarter and that were outstanding at 30 June 2020. However Harmony continues to enjoy favourable foreign exchange pricing on the uncovered portion of its exposure, while simultaneously locking-in the current higher prices as part of its derivative programme.
The Rand's levels also impacted negatively on the translation of the US$ debt facilities at 30 June 2020. Refer to note 15 for detail. Translation of the International net assets was impacted by a similar weakening of the Rand against the Australian dollar from R9.91/A$1 at 30 June 2019 to R11.96/A$1. A gain of R1.2 billion has been recognised in other comprehensive income.
Commodity price sensitivity
The profitability of the group’s operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the Board is 20% for a 24-month period. The limit set by the Board is 50% of silver exposure over a 24-month period. The audit and risk committee reviews the details of the programme quarterly.
Refer to note 11 and the fair value determination section below for further detail on these contracts.
Due to the COVID-19 pandemic, markets experienced extreme volatility in the last four months of the 2020 financial year. As a result of the heightened risk globally, the price of gold in US$ terms increased significantly over the period with the spot price increasing by 26% year on year. This increase, together with the weakening of the Rand discussed above, had a negative impact on the contracts that matured during the June 2020 quarter as well as those that were outstanding at 30 June 2020. However Harmony continues to enjoy favourable commodity and foreign exchange pricing on the unhedged portion of its exposure, while simultaneously locking-in the current higher prices as part of its hedging programme.
Interest rate risk
The interest rate cuts by both the US Federal Reserve and the SARB had a favourable impact on the cost of debt during the year. This was offset by the weakening of the Rand on the cost for the US$ facilities, as well as the increased debt levels, especially in the last quarter, as discussed in Capital Risk Management below.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

18.	FINANCIAL RISK MANAGEMENT ACTIVITIES continued
Credit risk
Financial instruments which are subject to credit risk are restricted cash, restricted investments, derivative financial instruments and cash and cash equivalents, all of which are invested with financial institutions that meet the group's policy requirements for credit quality, as well as trade and other receivables (excluding non-financial instruments). In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings.
Predominantly as a result of the global COVID-19 pandemic, on 27 March 2020, Moody's Investor Service downgraded the South African government's long-term foreign currency and local currency issuer ratings to Ba1 from Baa3, which is a sub-investment grade rating. The country’s sovereign downgrade prompted a re-rating of the five major banks’ international credit ratings as the local banks cannot have a rating higher than the sovereign country’s.
Furthermore, on 31 March 2020, Fitch Ratings (Fitch) downgraded South Africa’s five major banks citing an adverse impact (driven by the virus) on the banks' operating environment and key financial metrics, notwithstanding any uncertainty on the full economic and financial market implications.
Taking the above events into consideration, the effects of COVID-19 have resulted in the credit ratings of financial institutions dropping by a notch, however, the local national scale investment grade rating of these banks is still high, between A+ and AA, and in line with the group's credit risk policy. An assessment of the expected credit losses (ECLs) for the financial assets measured at amortised costs at 30 June 2020 resulted in an immaterial amount for each instrument, in line with the assessment performed in 2019. The downgrade therefore had an immaterial effect on these financial instruments.
Management will continue to review the underlying strength of the South African economy as well as the creditworthiness of the financial institutions during this uncertain time and make any changes deemed necessary to safeguard the assets and reduce the credit risk.
Capital risk management
On 30 June 2020 the group received R3 466 million, through an equity raise, in order to fund the acquisition of AGA's remaining South African assets (refer to note 17). This capital injection has in part attributed to the increase in cash reserves and the consequential decline in the net debt balance.
Harmony drew down additional funds from its debt facilities to sustain ordinary operations and resist any detrimental impacts of COVID-19, resulting in an increase in borrowings (refer to note 15). The levels in Rand terms were also impacted by the translation impact following the weakening of the Rand. It is the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing.
Net debt is as follows:

At
Figures in million	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Cash and cash equivalents	6 357	993
Borrowings	(7 718)	(5 915)
Net debt	(1 361)	(4 922)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

18.	FINANCIAL RISK MANAGEMENT ACTIVITIES continued
Fair value determination
The fair value levels of hierarchy are as follows:

Level 1:	Quoted prices (unadjusted) in active markets
Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3:	Inputs for the asset that are not based on observable market data (that is unobservable inputs).

		At
Figures in million	Fair value hierarchy level	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Fair value through other comprehensive income financial instruments
Other non-current assets	Level 3	77	59
Fair value through profit or loss financial instruments
Restricted investments[1]	Level 2	837	1 256
Derivative financial assets[2]	Level 2	68	506
Derivative financial liabilities[2]	Level 2	(5 003)	(442)
Loan to ARM BBEE Trust[3]	Level 3	306	271

[1]
The majority of the balance is directly derived from the Top 40 index on the JSE, and is discounted at market interest rates. This relates to equity linked deposits in the group's environmental rehabilitation trust funds. The balance of the environmental trust funds are carried at amortised cost and therefore not disclosed here.

[2]	The mark-to market remeasurement of the following contracts is derived from:

•
Forex exchange contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot rand/US$ exchange rate inputs, implied volatilities on the rand/US$ exchange rate, rand/US$ inter-bank interest rates and discounted at market interest rate (zero-coupon interest rate curve). FECs are derived from the forward rand/US$ exchange rate and discounted at market interest rate (zero-coupon interest rate curve).

•
Rand gold contracts (forward sale contracts): spot rand/US$ exchange rate, rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at market interest rate.

•	US$ gold contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at market interest rate.

•
Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at market interest rate.

[3]
The fair value was calculated using a discounted cash flow model taking into account projected interest payments and the projected share price for African Rainbow Minerals Limited (ARM) on the expected repayment date. A 10% change in the unobservable inputs would not cause a material change to the fair value of the loan.

For all other financial instruments, fair value approximates carrying value.

19.	ADDITIONAL CASH FLOW DISCLOSURES

(a)	Restricted investments
During March 2019, the Group withdrew R183 million from its rehabilitation trusts for the reimbursement of rehabilitation work that was completed in prior years. There were no withdrawals during the June 2020 financial year.

(b)	Additions to property, plant and equipment

	Year ended
Figures in million	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Capital expenditure – operations	2 881	3,490
Capital and capitalised exploration and evaluation expenditure for Wafi-Golpu[1]	54	350
Additions resulting from stripping activities	675	1,196
Total additions to property, plant and equipment	3 610	5,036
1 Refer to note 8 for detail on the Wafi-Golpu project.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

20.	COMMITMENTS AND CONTINGENCIES

	At
Figures in million	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Capital expenditure commitments:
Contracts for capital expenditure	368	418
Authorised by the directors but not contracted for	1 314	1,499
Total capital commitments	1 682	1,917
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liabilities
There were no significant changes during the 2020 financial year. For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2019.

21.	RELATED PARTIES

Name of director/prescribed officer	Shares purchased in open market	Shares sold in open market	Performance shares vested and retained
Harry 'Mashego 'Mashego (Executive Director)	—	593	—
In January 2020, Harmony announced the appointment of Ms Boipelo Lekubo as financial director of the company, effective 3 March 2020. Mr Frank Abbott, Harmony’s long-serving financial director, remains on the board as an executive director and assumed responsibility for business development, effective from 3 March 2020.
Refer to note 24 for changes after the reporting date.

22.	SEGMENT REPORT
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM).
The segment report follows on page 44.

23.	RECONCILIATION OF SEGMENT INFORMATION

Year ended
Figures in million	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Reconciliation of production profit to gross profit/(loss)
Revenue	29 245	26 912
– Per segment report	28 307	26 146
– Other metal sales treated as by-product credits in the segment report	938	766
Production costs	(22 048)	(20 324)
– Per segment report	(21 110)	(19 558)
– Other metal sales treated as by-product credits in the segment report	(938)	(766)

Production profit per segment report	7 197	6 588
Impairment of assets	—	(3 898)
Amortisation and depreciation	(3 508)	(4 054)
Other cost of sales items	(352)	(593)
Gross profit/(loss) as per income statement[1]	3 337	(1 957)

[1]	The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2020 (RAND)

23.	RECONCILIATION OF SEGMENT INFORMATION continued

	At
Figures in million	30 June 2020 (Reviewed)	30 June 2019 (Audited)
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets	331	341
Undeveloped property	3 681	3 681
Other non-mining assets	115	115
Wafi-Golpu assets	2 989	2 467
	7 116	6 604

24.	SUBSEQUENT EVENTS

(a)	On 6 July 2020 Harmony and its subsidiaries cancelled the bridge loan of US$200 million (refer to note 15). The cancellation followed the successful equity raise on 24 June 2020 (refer to note 17).

(b)
On 6 July 2020 a payment of R300 million was made on the R2 billion facility while two payments of US$20 million each was made on 2 July 2020 (R340 million) and 8 July 2020 (R339 million) respectively on the US$400 million facility.

(c)	The syndicate of lenders for the US$400 facility agreed to the one year extension during July 2020, extending the maturity date to September 2023.

(d)
On 14 August 2020, Ms Shela Mohatla was appointed as Group Company Secretary by the board of directors. At the same time Mrs Marian van der Walt was appointed as Senior Group Executive: Enterprise Risk and Investor Relations and will be regarded as a prescribed officer going forward.

(e)	By 1 September 2020, Harmony had completed the recall of all operational employees that could safely return to work.

(f)
The last condition precedent for the acquisition of AGA's remaining South African assets (refer note 17 for further detail) was fulfilled during September 2020. Management is busy with the completion of the final steps in the process, which includes payment of the cash consideration prior to the effective date, which is expected to be 1 October 2020.

Following the effective date, management will start with a purchase price allocation process in accordance with IFRS 3, Business Combinations. An updated life-of-mine plan will be prepared for the various operations that have been acquired.

SEGMENT REPORT (RAND/METRIC)
FOR THE YEAR ENDED 30 JUNE 2020 (REVIEWED)

	Revenue		Production cost		Production profit/(loss)		Mining assets		Capital expenditure#		Kilograms produced*		Tonnes milled*
	30 June		30 June		30 June		30 June		30 June		30 June		30 June
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	R million		R million		R million		R million		R million		kg		t'000
South Africa Underground
Tshepong Operations	5 452	4 685	4 298	3 973	1 154	712	6 733	6 297	930	1 130	7 293	7 967	1 417	1 612
Moab Khotsong	5 008	4 470	3 344	3 101	1 664	1 369	3 842	3 634	498	559	6 592	7 928	746	970
Bambanani	1 591	1 477	1 040	994	551	483	443	562	50	61	2 132	2 515	200	230
Joel	1 037	957	1 010	971	27	(14)	1 080	947	151	187	1 391	1 567	349	429
Doornkop	2 270	1 931	1 730	1 564	540	367	2 841	2 759	281	308	2 994	3 273	681	730
Target 1	1 524	1 585	1 499	1 491	25	94	1 276	1 076	347	297	2 244	2 653	543	588
Kusasalethu	2 293	2 975	2 577	2 395	(284)	580	1 253	1 300	188	316	3 015	4 989	615	742
Masimong	1 401	1 359	1 258	1 205	143	154	41	106	24	109	1 999	2 309	489	602
Unisel	681	713	580	564	101	149	6	46	7	45	982	1 212	219	256
Surface
All other surface operations	3 302	2 403	2 135	1 938	1 167	465	745	724	118	84	4 349	4 099	16 264	15 931
Total South Africa	24 559	22 555	19 471	18 196	5 088	4 359	18 260	17 451	2 594	3 096	32 991	38 512	21 523	22 090
International
Hidden Valley	3 748	3 591	1 639	1 362	2 109	2 229	3 810	3 694	959	1 591	4 872	6 222	3 906	3 886
Total international	3 748	3 591	1 639	1 362	2 109	2 229	3 810	3 694	959	1 591	4 872	6 222	3 906	3 886
Total operations	28 307	26 146	21 110	19 558	7 197	6 588	22 070	21 145	3 553	4 687	37 863	44 734	25 429	25 976
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 23)	938	766	938	766	—	—	7 116	6 604
	29 245	26 912	22 048	20 324	7 197	6 588	29 186	27 749	3 553	4 687	37 863	44 734	25 429	25 976

#	Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R54 million (2019: R350 million).

*	Production statistics are unaudited and not reviewed.

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Year ended
Figures in million	30 June 2020	30 June 2019
Revenue	1 867	1 898
Cost of sales	(1 655)	(2 037)
Production costs	(1 409)	(1 433)
Amortisation and depreciation	(224)	(286)
Impairment of assets	—	(276)
Other items	(22)	(42)

Gross profit/(loss)	212	(139)
Corporate, administration and other expenditure	(39)	(52)
Exploration expenditure	(13)	(10)
Gains/(losses) on derivatives	(107)	34
Other operating expenses	(77)	(13)
Operating loss	(24)	(180)
Share of profits from associates	6	4
Acquisition costs	(3)	—
Investment income	24	22
Finance costs	(42)	(41)
Loss before taxation	(39)	(195)
Taxation	(17)	10
Current taxation	(4)	(10)
Deferred taxation	(13)	20

Net loss for the year	(56)	(185)
Attributable to:
Non-controlling interest	2	—
Owners of the parent	(58)	(185)
Loss per ordinary share (cents)
Basic loss	(10)	(35)
Diluted loss	(11)	(36)
The currency conversion average rates for the 12 months ended 30 June 2020: US$1 = R15.66 (30 June 2019: US$1 = R14.18).

Note on convenience translations
The requirements of IAS 21 The Effects of the Changes in Foreign Exchange Rates have not necessarily been applied in the translation of the US Dollar financial statements presented on page 45 to 49.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Year ended
Figures in million	30 June 2020	30 June 2019
Net loss for the year	(56)	(185)
Other comprehensive income for the year, net of income tax	(124)	(48)
Items that may be reclassified subsequently to profit or loss:	(127)	(48)
Foreign exchange translation gain/(loss)	77	(4)
Remeasurement of gold hedging contracts	(204)	(44)

Items that will not be reclassified to profit or loss:	3	—
Gain on assets measured at fair value through other comprehensive income	2	—
Remeasurement of retirement benefit obligation
Actuarial gain recognised during the year	1	—
Deferred taxation thereon	—	—

Total comprehensive income for the year	(180)	(233)
Attributable to:
Non-controlling interest	—	—
Owners of the parent	(180)	(233)
The currency conversion average rates for the 12 months ended 30 June 2020: US$1 = R15.66 (30 June 2019: US$1 = R14.18).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$)
FOR THE YEAR ENDED 30 JUNE 2020 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2019	1 707	(675)	275	—	1 307
Issue of shares	195	—	—	—	195
Share-based payments	—	—	11	—	11
Recognition of non-controlling interest	—	—	—	—	—
Net profit/(loss) for the year	—	(51)	—	2	(49)
Other comprehensive income for the year	—	—	(112)	(2)	(114)
Balance – 30 June 2020	1 902	(726)	174	—	1 350
Balance – 1 July 2018	2 076	(644)	370	—	1 802
Issue of shares	15	—	—	—	15
Share-based payments	—	—	16	—	16
Net loss for the year	—	(185)	—	—	(185)
Other comprehensive income for the year	—	—	(48)	—	(48)
Balance – 30 June 2019	2 091	(829)	338	—	1 600
The currency conversion closing rates for the year ended 30 June 2020: US$1 = R17.32 (30 June 2019: US$1 = R14.13).

CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	At
Figures in million	30 June 2020	30 June 2019
ASSETS
Non-current assets
Property, plant and equipment	1 685	1 964
Intangible assets	31	38
Restricted cash	5	6
Restricted investments	204	234
Investments in associates	8	8
Inventories	3	3
Deferred tax assets	31	—
Other non-current assets	22	24
Derivative financial assets	3	14
Total non-current assets	1 992	2 291
Current assets
Inventories	140	139
Restricted cash	4	3
Trade and other receivables	75	75
Derivative financial assets	1	22
Cash and cash equivalents	367	70
Total current assets	587	309
Total assets	2 579	2 600
EQUITY AND LIABILITIES
Share capital and reserves
Attributable to equity holders of the parent company	1 350	1 600
Share capital	1 902	2 091
Other reserves	174	338
Accumulated loss	(726)	(829)
Non-controlling interest	—	—
Total equity	1 350	1 600
Non-current liabilities
Deferred tax liabilities	58	49
Provision for environmental rehabilitation	197	216
Provision for silicosis settlement	41	67
Retirement benefit obligation	11	14
Borrowings	431	413
Other non-current liabilities	6	—
Derivative financial liabilities	51	12
Total non-current liabilities	795	771
Current liabilities
Provision for silicosis settlement	10	—
Borrowings	15	6
Trade and other payables	171	204
Derivative financial liabilities	238	19
Total current liabilities	434	229
Total equity and liabilities	2 579	2 600
The balance sheet for 30 June 2020 converted at a conversion rate of US$1 = R17.32 (30 June 2019: US$1 = R14.13)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Year ended
Figures in million	30 June 2020	30 June 2019
CASH FLOW FROM OPERATING ACTIVITIES
Cash generated by operations	321	356
Interest and dividends received	5	5
Interest paid	(24)	(27)
Income and mining taxes paid	(2)	(4)
Cash generated from operating activities	300	330
CASH FLOW FROM INVESTING ACTIVITIES
Increase in restricted cash	(1)	(1)
Decrease in amounts invested in restricted investments	—	13
Redemption of preference shares from associates	4	2
Capital distributions from investments	—	2
Additions to property, plant and equipment	(230)	(355)
Cash utilised by investing activities	(227)	(339)
CASH FLOW FROM FINANCING ACTIVITIES
Borrowings raised	418	107
Borrowings repaid	(361)	(95)
Proceeds from the issue of shares	200	15
Lease payments	(2)	—
Cash generated from financing activities	255	27
Foreign currency translation adjustments	(31)	1
Net increase in cash and cash equivalents	297	19
Cash and cash equivalents – beginning of year	70	51
Cash and cash equivalents – end of year	367	70
The currency conversion average rates for the 12 months ended 30 June 2020: US$1 = R15.66 (30 June 2019: US$1 = R14.18).
The closing balance translated at closing rate of 30 June 2020: US$1 = R17.32 (30 June 2019: US$1 = R14.13).

SEGMENT REPORT (US$/IMPERIAL)
FOR THE YEAR ENDED 30 JUNE 2020 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Revenue		Production cost		Production profit/(loss)		Mining assets		Capital expenditure#		Ounces produced*		Tons milled*
	30 June		30 June		30 June		30 June		30 June		30 June		30 June
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000
South Africa Underground
Tshepong Operations	348	330	274	280	74	50	389	446	59	80	234 475	256 146	1 562	1 777
Moab Khotsong	320	315	213	219	107	96	222	257	32	39	211 938	254 891	822	1 069
Bambanani	102	104	66	70	36	34	26	40	3	4	68 545	80 860	221	254
Joel	66	67	64	69	2	(2)	62	67	10	13	44 722	50 379	384	473
Doornkop	145	136	110	110	35	26	164	195	18	22	96 259	105 229	750	805
Target 1	97	112	96	105	1	7	74	76	22	21	72 146	85 296	598	650
Kusasalethu	146	210	165	169	(19)	41	72	92	12	22	96 934	160 400	678	817
Masimong	89	96	80	85	9	11	2	8	2	8	64 269	74 237	539	664
Unisel	43	50	37	40	6	10	—	3	—	3	31 573	38 966	242	283
Surface
All other surface operations	212	171	138	136	74	35	43	52	8	7	139 823	131 785	17 935	17 565
Total South Africa	1 568	1 591	1 243	1 283	325	308	1 054	1 236	166	219	1 060 684	1 238 189	23 731	24 357
International
Hidden Valley	239	253	105	96	134	157	220	262	61	112	156 639	200 042	4 307	4 285
Total international	239	253	105	96	134	157	220	262	61	112	156 639	200 042	4 307	4 285
Total operations	1 807	1 844	1 348	1 379	459	465	1 274	1 498	227	331	1 217 323	1 438 231	28 038	28 642
# Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$3 million (2019: US$25 million).
* Production statistics are unaudited and not reviewed.

DEVELOPMENT RESULTS
FOR THE YEAR ENDED 30 JUNE 2020
METRIC

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	Meters	Meters	(Cm's)	(g/t)	(Cmg/t)
Tshepong
Basal	1 777	1 520	10.34	182.18	1 884
B Reef	204	192	137.80	9.03	1 244
All Reefs	1 981	1 712	24.64	73.56	1 812
Phakisa
Basal	1 150	1 145	38.17	36.01	1 374
All Reefs	1 150	1 145	38.17	36.01	1 374
Bambanani
Basal	0	0	0.00	0.00	0
All Reefs	0	0	0.00	0.00	0
Doornkop
South Reef	1 474	1 572	59.30	23.05	1 367
All Reefs	1 474	1 572	59.30	23.05	1 367
Kusasalethu
VCR Reef	1 023	945	83.74	17.33	1 451
All Reefs	1 023	945	83.74	17.33	1 451
Target 1
Elsburg	70	44	250.36	12.83	3 213
All Reefs	70	44	250.36	12.83	3 213
Masimong 5
Basal	762	548	85.82	13.98	1 200
B Reef	731	761	104.39	18.71	1 953
All Reefs	1 493	1 309	96.62	16.95	1 638
Unisel
Basal	443	312	140.92	9.48	1 335
All Reefs	443	312	140.92	9.48	1 335
Joel
Beatrix	832	798	65.25	12.69	828
All Reefs	832	798	65.25	12.69	828
Moab Khotsong
Vaal Reef	938	786	85.53	46.69	3 994
C Reef	235	112	10.21	60.35	616
All Reefs	1 173	898	76.14	46.92	3 572
Total Harmony
Basal	4 132	3 525	42.67	36.64	1 564
Beatrix	832	798	65.25	12.69	828
B Reef	935	953	111.12	16.29	1 810
Elsburg	70	44	250.36	12.83	3 213
Vaal Reef	938	786	85.53	46.69	3 994
South Reef	1 474	1 572	59.30	23.05	1 367
VCR	1 023	945	83.74	17.33	1 451
C Reef	235	112	10.21	60.35	616
All Reefs	9 639	8 735	64.12	26.36	1 691
VCR: Ventersdorp Contract Reef

IMPERIAL

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	Feet	Feet	(Inch)	(oz/t)	(In.oz/t)
Tshepong
Basal	5 830	4 987	4.00	5.41	22
B Reef	668	630	54.00	0.26	14
All Reefs	6 498	5 617	10.00	2.08	21
Phakisa
Basal	3 774	3 757	15.00	1.05	16
All Reefs	3 774	3 757	15.00	1.05	16
Bambanani
Basal	0	0	0.00	0.00	0
All Reefs	0	0	0.00	0.00	0
Doornkop
South Reef	4 834	5 157	23.00	0.68	16
All Reefs	4 834	5 157	23.00	0.68	16
Kusasalethu
VCR Reef	3 355	3 101	33.00	0.50	17
All Reefs	3 355	3 101	33.00	0.50	17
Target 1
Elsburg	229	144	99.00	0.37	37
All Reefs	229	144	99.00	0.37	37
Masimong 5
Basal	2 500	1 798	34.00	0.41	14
B Reef	2 397	2 497	41.00	0.55	22
All Reefs	4 897	4 295	38.00	0.50	19
Unisel
Basal	1 452	1 024	55.00	0.28	15
All Reefs	1 452	1 024	55.00	0.28	15
Joel
Beatrix	2 728	2 618	26.00	0.37	10
All Reefs	2 728	2 618	26.00	0.37	10
Moab Khotsong
Vaal Reef	3 078	2 579	34.00	1.35	46
C Reef	771	367	4.00	1.77	7
All Reefs	3 849	2 946	30.00	1.37	41
Total Harmony
Basal	13 556	11 566	17.00	1.06	18
Beatrix	2 728	2 618	26.00	0.37	10
B Reef	3 065	3 127	44.00	0.47	21
Elsburg	229	144	99.00	0.37	37
Vaal Reef	3 078	2 579	34.00	1.35	46
South Reef	4 834	5 157	23.00	0.68	16
VCR	3 355	3 101	33.00	0.50	17
C Reef	771	367	4.00	1.77	7
All Reefs	31 616	28 659	25.00	0.78	19

DIRECTORATE AND ADMINISTRATION

HARMONY GOLD MINING COMPANY LIMITED
Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06
CORPORATE OFFICE
Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za
DIRECTORS
PT Motsepe* (chairman), JM Motloba* (deputy chairman), M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer), BP Lekubo (financial director), F Abbott (executive director), HE Mashego (executive director)
JA Chissano*^#, FFT De Buck*^, KV Dicks*^, Dr DSS Lushaba*^, HG Motau*^, KT Nondumo*^, VP Pillay*^, GR Sibiya*^, MV Sisulu*^, JL Wetton*^, AJ Wilkens*
* Non-executive
^ Independent
# Mozambican

INVESTOR RELATIONS
E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 2314 or +27 82 759 1775 Website: www.harmony.co.za
COMPANY SECRETARIAT
Telephone: +27 11 411 2359 E-mail: companysecretariat@harmony.co.za
TRANSFER SECRETARIES
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, Ameshoff Street, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 861 546 572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 4381

ADR* DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Operations Centre, 6201 15th Avenue, Brooklyn, NY 11219, United States
E-mail queries: db@astfinancial.com
Toll free (within the US): +1-886-249-2593
Int: +1 718 921 8137
Fax: +1 718 921 8334
*ADR: American Depositary Receipts

SPONSOR
JP Morgan Equities South Africa (Proprietary) Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503
TRADING SYMBOLS
ISIN: ZAE 000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 15, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director